SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.
Report of Independent Accountants
on Limited Reviews of
the Quarterly Information
June 30, 2005

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate
QUARTERLY INFORMATION (ITR)	Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2005

01 - IDENTIFICATION
1 – CVM CODE 00482-0	2 - COMPANY NAME BRASKEM S.A.	3 - National Corporate Taxpayers' Registry (CNPJ) 42.150.391/0001-70

Report of Independent Accountants on Limited Reviews

Report of Independent Accountants
on Limited Reviews

To the Board of Directors and Stockholders
Braskem S.A.

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Braskem S.A. for the quarters and periods ended June 30, 2005 and 2004 and March 31, 2005. This information is the responsibility of the Company’s management. The limited reviews of the quarterly information at June 30 and March 31, 2005 and June 30, 2004 of the jointly-controlled entity Politeno Indústria e Comércio S.A. and of the associated company Petroflex Indústria e Comércio S.A., which are recorded under the equity method, were conducted by other independent accountants. Our reviews, insofar as they relate to the amounts of these investments of R$ 234,812 thousand and R$ 220,994 thousand, at June 30 and March 31, 2005, respectively, and the profits generated by them, of R$ 37,451 thousand and R$ 27,024 thousand, respectively, at June 30, 2005 and 2004, is based solely on the reports of the other independent accountants.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3 Based on our limited reviews, and on the reports of other independent accountants on the limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 As described in Notes 17(c) and 20 to the quarterly information, Braskem S.A. and certain subsidiaries are parties to significant lawsuits which seek exemption from payment of social contribution on net income and a lawsuit regarding the validity of Clause 4 of the Collective Labor Agreement of the Union of the Employees of Petrochemical, Plastic Chemicals and Related Companies of the state of Bahia (SINDIQU¥MICA). Based on the opinion of its outside legal advisors and Company management, no material losses are expected from these disputes. Accordingly, these financial statements do not include any provisions to cover the possible effects of these lawsuits.

5 Based on the decision of the Federal Supreme Court (STF), the management of the former indirect subsidiary OPP Química S.A., merged into Braskem S.A. in March 2003, recorded an Excise Tax (IPI) credit in the amount of R$ 1,030,125 thousand in the results for the year ended December 31, 2002. Although the National Treasury has filed an appeal of certain aspects of this decision, as described in Note 9(i), management has concluded, based on the opinion of its external legal advisors that this appeal cannot significantly alter the receivable recorded by the subsidiary.

6 The Company belongs to a group of companies comprising the Braskem Group and carries out financial and commercial transactions, in significant amounts, with its subsidiaries and other Group companies, under the conditions described in Note 8 to the quarterly information.

7 As described in Note 1(b) to the quarterly information, the Company and some of its subsidiaries are involved in a broad business and corporate restructuring process, as part of the overall restructuring of the Brazilian petrochemical industry, intended to give the industry a more adequate capital structure, greater profitability, competitiveness and economies of scale. The Company and some of its subsidiaries are being, and will continue to be, affected by economic and/or corporate changes resulting from this process, the outcome of which will determine how the operations of the Company and its subsidiaries will develop.

8 As described in Notes 11, 12, and 13 to the quarterly information statements, the Company and some of its subsidiaries recognized goodwill on the acquisition of investments based on the fair values of fixed assets and the expected future profitability of the investees. These goodwill balances are being amortized in accordance with the period of return defined in the independent valuation reports and the financial projections prepared by management. The maintenance of the goodwill balances, and the current amortization criteria in the financial statements of future years will depend upon the realization of the projected cash flows and income and expenses used by the valuers in determining the fair values, as well as the future profitability of the investees.

9 Our reviews were conducted for the purpose of issuing a report on the limited reviews of the quarterly information, referred to in the first paragraph, taken as a whole. The statement of cash flows, presented in the quarterly information, to provide supplementary information about the Company, is not a required part of the quarterly information. This information has been subjected to the review procedures described in paragraph 2 and we are not aware of any material modification to be made for it to be fairly presented in all material respects in relation to the quarterly information taken as a whole.

Salvador, July 29, 2005

PricewaterhouseCoopers	Marco Aurélio de Castro e Melo
Auditores Independentes	Contador CRC 1SP153070/O-3 "S" BA
CRC 2SP000160/O-5 "F" BA

Braskem S.A.

Parent Company Balance Sheets
In thousands of reais	(A free translation of the original in Portuguese)

Assets	6/30/2005	3/31/2005

	(Unaudited)	(Unaudited)
Current assets
Cash and cash equivalents	1,646,942	1,372,974
Marketable securities	420,179
Trade accounts receivable	1,299,320	1,515,352
Taxes recoverable	301,145	415,765
Inventories	1,266,302	1,184,172
Dividends and interest on capital		60,963
Securities receivable	20,230	20,230
Advances to suppliers	43,139	42,997
Other assets	36,993	32,593
Prepaid expenses	31,175	35,523

	5,065,425	4,680,569

Long-term assets
Trade accounts receivable	3,769	8,409
Related parties	529,162	647,329
Marketable securities	31,398	57,105
Judical and compulsory deposits	128,796	162,470
Deferred income tax	266,426	280,395
Taxes recoverable	349,141	179,981
Inventories	59,277	44,869
Other assets	1,104	1,054

	1,369,073	1,381,612

Permanent assets
Investments
Associated companies	2,191,119	2,172,501
Subsidiaries and jointly-controlled entities	86,078	59,435
Other investments	8,364	8,364
Property, plant and equipment	4,907,868	4,836,099
Deferred charges	2,023,100	2,109,777

	9,216,529	9,186,176

Total assets	15,651,027	15,248,357

	6/30/2005	3/31/2005

	(Unaudited)	(Unaudited)
Liabilities and shareholders' equity

Current liabilities
Suppliers	2,629,131	2,385,812
Loans and financing	736,265	877,826
Debentures	10,036	19,907
Salaries and payroll charges	62,149	97,229
Taxes and social contributions payable	145,971	200,560
Interest on capital and dividends payable	532	184,091
Advances from customers	62,972	60,721
Insurance premiums payable		214
Other accounts payable	53,759	54,708

	3,700,815	3,881,068

Long-term liabilities
Suppliers	67,635	70,992
Loans and financing	3,364,555	3,522,408
Debentures	1,530,752	1,198,590
Related parties	221,289	270,502
Deferred taxes and contributions	93,943	8,968
Taxes and contributions payable	1,168,866	1,172,748
Provisions for capital deficiency of investments	454,152	509,653
Pension fund	58,606	58,606
Other accounts payable	52,074	53,739

	7,011,872	6,866,206

Deferred income
Negative goodwill on investments in subsidiary
companies	27,952	29,101

Shareholders' equity
Capital	3,402,968	3,402,968
Capital reserves	392,343	374,903
Treasury shares	(1,905)	(1,905)
Revenue reserves	489,185	489,185
Retained earnings	627,797	206,831

	4,910,388	4,471,982

Total liabilities and shareholders’ equity	15,651,027	15,248,357

Braskem S.A.

Parent Company Statements of Operations
In thousands of reais	(A free translation of the original in Portuguese)

	4/1/05 to 6/30/05	1/1/05 to 6/30/05	4/1/04 to 6/30/04	1/1/04 to 6/30/04

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Gross sales
Domestic market	3,159,540	6,402,907	2,805,518	5,148,973
Foreign market	680,229	1,415,784	479,385	833,521
Deductions from gross sales
Taxes, freights and return of sales	(911,090)	(1,827,653)	(763,105)	(1,377,063)

Net sales revenue	2,928,679	5,991,038	2,521,798	4,605,431
Cost of sales and services rendered	(2,337,396)	(4,640,766)	(1,907,910)	(3,448,125)

Gross profit	591,283	1,350,272	613,888	1,157,306

Operating (expenses) income
Selling	(56,635)	(114,208)	(62,349)	(97,128)
General and administrative	(107,905)	(212,465)	(57,966)	(126,706)
Directors' remuneration	(3,055)	(5,238)	(2,165)	(6,709)
Investment in associated companies
Equity in the results	53,159	73,056	36,159	102,547
Amortization of (goodwill) negative goodwill, net	(45,822)	(83,755)	(38,185)	(108,619)
Foreign exchange variation	23,793	22,623	(22,137)	(24,481)
Reversion for capital deficiency of subsidiaries	(1,017)	44,711	2,792	19,457
Other	(1,544)	(1,843)	1,849	1,403
Depreciation and amortization	(104,234)	(205,809)	(88,016)	(163,925)
Financial expenses	351,131	64,062	(828,012)	(1,281,940)
Financial income	(182,170)	(133,233)	134,422	224,041
Other operating income	11,720	21,087	17,318	27,157
Other operating expenses	2,196	(947)	(674)	(1,931)

	(60,383)	(531,959)	(906,964)	(1,436,834)

	4/1/05 to 6/30/05	1/1/05 to 6/30/05	4/1/04 to 6/30/04	1/1/04 to 6/30/04

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating income (loss)	530,900	818,313	(293,076)	(279,528)
Non-operating income	415	415		3,518
Non-operating loss	(4,137)	(17,267)	(3,222)	(4,642)

	527,178	801,461	(296,298)	(280,652)

Income (loss) before income tax and
social contribution
Current income tax and social contribution	(7,268)	(53,735)	(2,245)	(9,439)
Deferred income tax	(98,944)	(119,929)	148	295

Net Income (loss) for the period	420,966	627,797	(298,395)	(289,796)

Net income (loss) per shares outstanding at the end
of the period	1.16271	1.73397	(0.00390)	(0.00378)

Braskem S.A.

Consolidated Balance Sheets
In thousands of reais	(A free translation of the original in Portuguese)

Assets	6/30/2005	3/31/2005

	(Unaudited)	(Unaudited)
Current assets
Cash and cash equivalents	2,281,906	1,791,567
Other investments	631,499	41,779
Trade accounts receivable	1,613,855	1,877,491
Taxes recoverable	379,475	518,177
Inventories	1,544,781	1,440,649
Related parties	530	547
Securities receivable	20,230	20,230
Advances to suppliers	50,744	35,777
Other assets	60,135	65,547
Prepaid expenses	33,803	41,972

	6,616,958	5,833,736

Long-term assets
Trade accounts receivable	6,220	12,093
Related parties	37,518	34,348
Other investments	8,627	58,835
Judical and compulsory deposits	167,265	200,893
Deferred income tax	268,954	282,538
Taxes recoverable	490,317	257,436
Inventories	62,352	47,579
Other assets	8,378	8,549

	1,049,631	902,271

Permanent assets
Investments
Subsidiaries and jointly-controlled entities	86,078	59,435
Other investments	34,679	34,675
Property, plant and equipment	5,472,046	5,402,973
Deferred charges	2,856,223	2,961,254

	8,449,026	8,458,337

Total assets	16,115,615	15,194,344

	6/30/2005	3/31/2005

	(Unaudited)	(Unaudited)

Liabilities and shareholders' equity

Current liabilities
Suppliers	2,749,077	2,283,599
Loans and financing	876,839	1,147,479
Debentures	10,036	19,907
Salaries and payroll charges	73,779	108,810
Taxes and social contributions payable	235,865	271,259
Interest on capital and dividends payable	1,969	190,882
Advances from customers	65,854	64,875
Insurance premiums payable		1,725
Other accounts payable	81,796	85,729

	4,095,215	4,174,265

Long-term liabilities
Suppliers	67,635	70,992
Loans and financing	3,454,001	3,228,240
Debentures	1,530,752	1,198,590
Related parties	13,805	83,209
Deferred taxes and contributions	95,057	9,107
Taxes and contributions payable	1,350,717	1,347,463
Provisions for capital deficiency of investments	18,532	18,399
Pension fund	58,606	60,300
Other accounts payable	89,639	85,421

	6,678,744	6,101,721

Deferred income
Negative goodwill on investments in subsidiary
companies	91,125	92,273

Minority interest	381,744	402,820

Shareholders' equity
Capital	3,402,968	3,402,968
Capital reserves	392,342	374,903
Treasury shares	(15,015)	(15,015)
Revenue reserves	454,727	454,727
Retained earnings	633,765	205,682

	4,868,787	4,423,265

Total liabilities and shareholders’ equity	16,115,615	15,194,344

Braskem S.A.

Consolidated Statements of Operations
In thousands of reais	(A free translation of the original in Portuguese)

	4/1/05 to 6/30/05	1/1/05 to 6/30/05	4/1/04 to 6/30/04	1/1/04 to 6/30/04

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Gross sales
Domestic market	3,430,840	7,023,852	3,103,711	5,750,124
Foreign market	746,089	1,577,923	772,291	1,221,699
Deductions from gross sales
Taxes, freights and return of sales	(951,613)	(1,993,173)	(820,564)	(1,535,265)

Net sales revenue	3,225,316	6,608,602	3,055,438	5,436,558
Cost of sales and services rendered	(2,497,103)	(4,999,310)	(2,336,581)	(4,098,775)

Gross profit	728,213	1,609,292	718,857	1,337,783

Operating (expenses) income
Selling	(83,141)	(150,563)	(69,005)	(115,001)
General and administrative	(122,324)	(237,855)	(69,033)	(148,151)
Directors' remuneration	(3,774)	(6,355)	(2,475)	(7,381)
Investment in associated companies
Equity in the results	6,506	17,383	3,179	8,226
Amortization of (goodwill) negative goodwill, net	(38,211)	(76,135)	(38,184)	(76,370)
Foreign exchange variation	17,276	11,641	(13,516)	(14,627)
Taxes incentives	9,057	18,654	10,438	21,290
Other	(1,325)	(1,174)	1,389	1,624
Depreciation and amortization	(99,326)	(198,172)	(86,506)	(158,555)
Financial expenses	320,047	9,960	(875,231)	(1,344,539)
Financial income	(185,677)	(129,544)	133,362	234,645
Other operating income	12,954	24,390	21,060	43,726
Other operating expenses	(1,536)	(6,704)	(669)	(2,759)

	(169,474)	(724,474)	(985,191)	(1,557,872)

	4/1/05 to 6/30/05	1/1/05 to 6/30/05	4/1/04 to 6/30/04	1/1/04 to 6/30/04

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating income (loss)	558,739	884,818	(266,334)	(220,089)
Non-operating income	17	2,649	2,012	4,047
Non-operating loss	(3,896)	(18,752)	(5,403)	(5,403)

Income (loss) before income tax and
social contribution	554,860	868,715	(269,725)	(221,445)

Current income tax and social contribution	(30,442)	(114,607)	(33,500)	(61,206)
Deferred income tax	(98,944)	(119,706)	5,499	295

Income (loss) before minority interest	425,474	634,402	(297,726)	(282,356)

Minority interest	2,609	(637)	(7,480)	(12,805)

Net Income (loss) for the period	428,083	633,765	(305,206)	(295,161)

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate
QUARTERLY INFORMATION (ITR)	Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2005

01 - IDENTIFICATION
1 – CVM CODE 00482-0	2 - COMPANY NAME BRASKEM S.A.	3 - National Corporate Taxpayers' Registry (CNPJ) 42.150.391/0001-70

04.01 - Notes to the Quarterly Information

Amounts in thousands of reais, unless otherwise stated

1Operations

(a) Braskem S.A. ("Braskem" or the "Company") engages in manufacturing, selling, importing and exporting chemical and petrochemical products and fuels, as well as the production and supply of utilities such as steam, water, compressed air and electric power to the companies in the Camaçari Petrochemical Complex in Bahia, and the rendering of services to those companies.
The Company also invests in other companies, either as a partner or shareholder.

(b) Formation of Braskem

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The main events can be summarized as follows:

.. The Extraordinary General Meeting held on January 12, 2004 approved the partial spin-off of Odebrecht Química S.A. ("Odequi") with the transfer and merger of the spun-off portion into Braskem. The spun-off assets corresponded to the entire interest of Odequi in Trikem S.A. ("Trikem"), corresponding to 64.43% and 41.02% of its voting and total capital, respectively. The amount of the spun-off portion of Odequi was R$ 1,082,648, according to the appraisal report issued by independent experts based on the balance sheet of Odequi at October 31, 2003. Because of the mentioned partial spin-off, 11,066,514 common shares of Odequi held by the Company were canceled.

.. On January 15, 2004 the Shareholders approved the merger of Trikem into Braskem based on the book value of shareholders’ equity of the merged company at October 31, 2003, in the amount of R$ 656,040. The exchange ratio of Trikem shares for Braskem shares was determined by independent experts based on the respective net equities at market values as of October 31, 2003.

After the merger of Trikem the Company's capital increased by R$ 304,596 through the issue of 8,136,165,484 Class A preference shares, to R$ 2,192,018, divided into 25,730,061,841 common shares, 51,230,857,903 Class A preference shares, and 229,154,800 Class B preference shares (Note 19(a)).

.. Under the Agreement for Purchase and Sale of Shares, dated February 3, 2004, the Company purchased all of the shares of COPENE MONÔMEROS ESPECIAIS S.A. ("MONÔMEROS") held by minority shareholders, becoming the owner of 100% of the shares of this subsidiary. The acquisition price totaled R$ 14,786, corresponding to the book value of the shares acquired at December 31, 2003.

On March 31, 2004, the Extraordinary General Meeting approved the merger of MONÔMEROS based on the appraisal report of the value of shareholders’ equity at December 31, 2003, in the amount of R$ 115,832. Changes in equity of MONÔMEROS during the first quarter of 2004 were taken to Braskem income under equity in the results.

.. On December 14, 2004, the Board of Directors approved the use of 505,050,433 Class A preference shares of the Company, held in treasury, to be exchanged for 47,846,610 preferred shares issued by the subsidiary Polialden Petroquímica S.A. ("Polialden"). In this transaction, the Company recorded negative goodwill of R$ 28,842. The Brazilian Securities Commission (CVM) approved the exchange of stock outside the stock market or over-the-counter market.

.. On December 15, 2004, the Company acquired from its subsidiary Braskem Overseas Inc. (“Overseas”), formerly Odequi Overseas Inc., 514,322 preference shares, representing 3.94% of the total capital of the subsidiary Odequi. Following the acquisition, the Company holds 100% of the capital of Odequi.

.. In order to obtain a capital structure more appropriate for the operations of the subsidiary Braskem Importação e Exportação Ltda. (“Braskem Importação”), formerly OQPA Importação e Exportação Ltda., at December 31, 2004, the Company increased the capital of this subsidiary by R$ 99,215, with the issue of 99,215,010 quotas, by capitalizing the receivable held in current account in the amount of R$ 98,215 and R$ 1,000 from its own funds. This transaction generated: (i) goodwill of R$ 98,999, fully amortized; (ii) reversal of the provision for loss in investee for the same amount.

.. The Extraordinary General Meeting, held on March 31, 2005, approved the merger of subsidiary Odequi, based on the appraisal report of the value of shareholders’ equity, issued by independent appraisers, at December 31, 2004, in the amount of R$ 1,340,749. The equity variations in the first quarter of 2005 were taken to Braskem income as equity in the results.

.. On April 25, 2005, the Company increased the capital of Braskem Incorporated Limited (“Braskem Inc”), current corporate name of CPN Incorporated Limited (“CPN Inc”) by US$ 40.000 thousand (equal to R$ 101,400), from US$ 40.095 thousand to US$ 95 thousand, with the issue of 40,000,000 (quotas), by capital contribution in cash. This transaction generated: (i) goodwill of R$ 6,579, fully amortized; and (ii) reversal of the provision for loss in the investee of the same amount (Note 11(a)).

.. The Extraordinary General Meeting held on May 30, 2005, approved a capital increase of Braskem Participações S.A. (“ Braskem Participações”), current corporate name of Copene Participações S.A., by R$ 266, with no issue of shares, by verifying the market value of Braskem Importação issued quotas.

The Company and its subsidiaries, as participants in the restructuring process of the Brazilian petrochemical industry, may be affected by economic and/or corporate aspects as a result of the outcome of this process.

(c) Initial Public Offer of Shares ("Global Offer")

On April 1, 2004, the Board of Directors approved the initial public offer of Class A preference shares in Brazil and overseas, through the increase in capital within the authorized capital limit.

On September 22 and 27, 2004, the Board of Directors approved the issues of 12,285,000,000 and 1,170,000,000 shares, respectively, in the amount of R$ 90.00 per thousand shares, to be subscribed in Brazil and US$ 31.38 per thousand shares, to be subscribed overseas.

Financial settlement occurred on September 28, 2004, after the payment of capital in the amount of R$ 1,210,950.

(d) Reverse-split of shares and split of American Depositary Shares ("ADS")

In order to improve negotiations and increase the liquidity of the Company’s shares, the Extraordinary General Meeting, held on March 31, 2005, approved the reverse split of shares, including all types and classes, in the proportion of 250 shares to each share. As a result, the ADS split was also approved, in the proportion of 2 ADS for each existing ADS.

Shareholders were given a 30-day period, as from April 5, 2005, to adjust their positions. After this date, the remaining share fractions were rounded and auctioned on the São Paulo Stock Exchange (“Bovespa”). The auction proceeds were transferred to the shareholders on a pro rata basis, through current account deposits.

As from May 16, 2005, the shares are quoted in unit batches and traded on Bovespa and the New York Stock Exchange (“NYSE”), as a reverse split and split of shares, respectively.

(e) Corporate governance

In February 2003, Braskem enrolled in Level 1 of Differentiated Corporate Governance of the Bovespa, which mainly commits the Company to improvements in providing information to the market and in the dispersion of shareholdings, and attained with the Global Offer (Note 1(c)) approximately 45% of the free float. In 2005, the Company intends to reach Level 2 of Bovespa’s Governance.

(f) Administrative Council for Economic Defense (CADE)

In accordance with Article 54, § 3 of Law 8,884/94, the concentration resulting from the change in control of Braskem was notified in a timely manner to the anti-trust authorities. In July 2002, the Secretariat for Economic Monitoring of the Finance Ministry (SEAE) issued a favorable opinion on the transaction. In May 2003, the favorable opinion of the Secretariat for Economic Rights (SDE) was published without any restrictions. The transaction was submitted for the review and analysis of the Administrative Council for Economic Defense (CADE), and in November 2003 CADE Prosecution Service also approved the transaction without any restrictions. In February 2004, the transaction was examined by the Federal Department of Public Prosecution, which also recommended the approval of the transaction. In September 2004, Braskem filed a request for the approval of the transaction on the grounds that the statute of limitation to judge the transaction had taken effect. In February 2005, CADE Prosecution Service issued an opinion disapproving this plea and, currently, in the absence of the minimum quorum required at CADE for appreciation of the matter, this claim is pending judgment by the CADE court.

2 Presentation of the financial statements

The financial statements were prepared in accordance with the accounting practices adopted in Brazil and also in compliance with the standards and procedures determined by the Brazilian Securities Commission (CVM).

The comparison between the financial statements for the six-month periods ended June 30, 2005 and 2004, must take into account the merger of Odequi (Note 1(b)), carried out on March 31, 2005.

3 Main accounting practices

(a) Use of estimates

In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and transactions. The financial statements of the Company and its subsidiaries include, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, deferred charges amortization periods, as well as provisions for contingencies, income tax and other similar amounts.

(b) Determination of net income

Net income is determined on the accrual basis of accounting.

Sales revenues are recognized when the risk and product title are transferred to customers. This transfer occurs when the product is delivered to customers or carriers.

The provisions for income tax and Value-Added Tax on Sales and Services (ICMS) are recorded gross of the tax incentive portions, with the amounts related to tax exemption and reduction recorded in capital reserve.

Monetary and foreign exchange variations on assets and liabilities are classified in “Financial income” and “Financial expenses”, respectively.

In accordance with the requirements of CVM Deliberation 273/98 and Instruction 371/02, the deferred income tax is stated at probable realizable value, expected to occur as described in Note 17(b).

The Company has recognized in financial results for the year the market value of derivative contracts relating to liabilities indexed to foreign currency or international interest rates. At June 30, 2005, the Company had a derivative contract, totally related to a foreign loan (Note 14(f)), the market value of which is negative in R$ 30,492.

(c) Current assets and long-term receivables

Cash and cash equivalents comprise primarily cash deposits and marketable securities or investments maturing within 90 days (Note (4)).

Marketable securities are valued at the lower of cost or market, including accrued income earned to the balance sheet date. Derivative instruments are valued at their adjusted fair values, based on market quotations for similar instruments against future exchange and interest rates.

The allowance for doubtful accounts is set up at an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account the Company's loss experience, and includes amounts in litigation. For a better calculation of the doubtful accounts the Company analyzes, on a quarterly basis, the amounts and characteristics of trade accounts receivable.

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realization value. Imports in transit are stated at the accumulated cost of each import. Inventories of consumable materials (“Warehouse”) are classified in current assets or long-term receivables, considering their history of consumption.

Deferred income tax is recognized upon favorable scenarios for its realization. Periodically, the amounts recorded are revalued in accordance with CVM Deliberation 273/98 and CVM Instruction 371/02.

Other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(d) Permanent assets

These assets are stated at cost plus restatements for inflation through December 31, 1995 considering the following:

.. Investments in subsidiaries, jointly-controlled entities and associated companies are accounted for on the equity method, plus unamortized goodwill/negative goodwill. Goodwill is calculated as the difference between the amount paid and the book value of net assets acquired. Goodwill is based on the appreciation of the assets and expected future profitability of the investees and is amortized over a period of up to 10 years. Goodwill in merged companies is transferred to property, plant and equipment and deferred charges, when based on asset appreciation and future profitability of the investees, respectively. Other investments are carried at the cost of acquisition.

.. Property, plant and equipment is shown at acquisition or construction cost and, as from 1997, includes capitalized interest incurred during the construction or expansion of production capacity of the plants.

.. Depreciation of property, plant and equipment is recorded on the straight-line basis at the rates mentioned in Note 12.

.. Amortization of deferred charges is recorded over a period of up to ten years, as from the time benefits begin to accrue.

.. Provisions are recorded for losses or adjustments to realizable value whenever future operating profit is not sufficient to absorb the depreciation or amortization of permanent assets.

.. Programmed maintenance shutdowns are carried out at intervals from one to six years. Expenses that increase the useful lives of assets or result in higher production efficiency are recorded in deferred charges and amortized in production cost until the beginning of the next maintenance shutdown.

(e) Current and long-term liabilities

These are stated at known or estimated amounts, including accrued charges and monetary and exchange adjustments, as applicable.

The provision for loss in subsidiaries is recorded based on the net unsecured liabilities (excess of liabilities over assets) of these companies, and is recorded as a long-term liability against the equity results.

Defined benefit pension plans are accounted for based on the calculations made by independent actuaries, which in turn are based on assumptions provided by the Company.

The provisions are recorded based on (i) current legislation (even considering that this legislation is considered by management to be unconstitutional); (ii) the need to eliminate contingent gains upon credit offsetting resulting from litigation; and (iii) estimated payments of indemnities considered probable.

(f) Deferred income

Deferred income includes negative goodwill of merged companies, supported by the expected future profitability.

(g) Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and its subsidiaries and jointly-controlled entities and Special-purpose Companies (“EPEs”) in which the Company has direct or indirect share control, as shown below:

			Interest in capital - %

		Head office
		(country)	Jun/05	Mar/05	Jun/04

Subsidiaries
Braskem Cayman Ltd. ("Cayman")	(i)	Cayman Isl.	100.00	100.00	100.00
Braskem Importação	(ii)	Brazil		100.00	100.00
Braskem Inc.	(iii)	Cayman Isl.	100.00	100.00	100.00
Braskem International Ltd. ("Braskem International")	(iv)	Bahamas	100.00	100.00	100.00
Braskem Participações		Brazil	100.00	100.00	100.00
Companhia Alagoas Industrial - ("CINAL")	(v)	Brazil	86.82	78.80	63.03
CPN Distribuidora de Combustíveis Ltda. ("CPN Distribuidora")		Brazil	100.00	100.00	100.00
CPP - Companhia Petroquímica Paulista ("CPP")		Brazil	90.71	90.71	90.71
Investimentos Petroquímicos Ltda. ("IPL")		Brazil	100.00	100.00	100.00
Lantana Trading Company Inc. ("Lantana")		Bahamas	100.00	100.00	100.00
Odequi	(vi) (vii)	Brazil			97.45
Overseas		Cayman Isl.	100.00	100.00	100.00
Polialden	(viii)	Brazil	63.68	63.68	56.27
Tegal Terminal de Gases Ltda. ("Tegal")		Brazil	90.79	90.79	90.79

Jointly-controlled entities	(ix)
CETREL S.A. - Empresa de Proteção Ambiental ("CETREL")	(x)	Brazil	40.56	40.56	40.56
Codeverde Companhia de Desenvolvimento do Rio Verde ("CODEVERDE")		Brazil	35.52	35.49	35.49
COPESUL - Companhia Petroquímica do Sul ("Copesul")	(xi)	Brazil	29.46	29.46	23.67
Politeno Indústria e Comércio S.A. ("Politeno")	(xii)	Brazil	33.96	33.96	33.88

Special-purpose companies	(xiii)
Chemical Fundo de Investimento em Direitos Creditórios
(“Fundo Chemical”)	(xiv)	Brazil	10.79	10.79	10.80
CSAM Orion Fund Limited (“Orion”)		Cayman Isl.	100.00	100.00	100.00
Guardian Protected Cell Company (“Guardian”)		Guernsey	100.00	100.00
Sol Fundo de Aplicação em Quotas de Fundos de Investimento
(“FIQ Sol”)		Brazil	100.00	100.00	100.00

			Interest in capital - %

		Head office
		(country)	Jun/05	Mar/05	Jun/04

Direct subsidiary of Odequi
OPE Investimentos S.A. ("OPE Investimentos")	(xv)	Brazil			89.41

Direct subsidiary of Polialden
Polialden America Inc. ("Polialden America")		US	100.00	100.00	100.00

Direct subsidiary of Braskem Participações
Braskem Importação	(ii)	Brazil	100.00

Direct subsidiary of Copesul
COPESUL International Trading Inc.		Bahamas	100.00	100.00	100.00

(i)	Braskem Cayman Ltd. is the new corporate name of CPC Cayman Ltd. (“CPC Cayman”).
(ii)	In May 2005, 100% of this investment was contributed as capital increase to Braskem Participações (Note 1(b)).
(iii)	Braskem Incorporated Ltd. is the new corporate name of CPN Incorporated Ltd. (“CPN Inc”).
(iv)	Braskem International Ltd. is the new corporate name of Odequi Investments Ltd. (“OIL”).
(v)	In February 2005, the Company acquired shares of CINAL held by Petrobras Química S.A. ("Petroquisa") and in June 2005, the Company increased its holding as a result of the redemption of Class “B” shares by this subsidiary.
(vi)	Company merged on March 31, 2005 (Note 1(b)).
(vii)	In June 2004, the consolidated interest (including interest held by subsidiary Overseas) in the capital of Odequi was equal to 100%.
(viii)	Increase in participation in December 2004, due to the exchange of shares with minority shareholders of Polialden (Note 1(b)).
(ix)	Investments were proportionally consolidated, as prescribed in CVM Instruction 247/96.
(x)	The consolidated interest (including interest held by Polialden) in the capital of CETREL is equal to 41.01%.
(xi)	Following the merger of Odequi, the direct interest in the capital of Copesul is equal to 29.46%.
(xii)	The jointly-controlled subsidiary Politeno issued new shares through the capitalization of the tax incentive reserve, increasing its interest in Braskem.
(xiii)	In August 2004, CVM issued Instruction 408/04 providing for the inclusion of EPEs in the consolidated financial statement of publicly-held companies. Subsequently, on February 25, 2005, CVM Circular Letter 01/2005 provided additional information to support the concept of activities subject to consolidation.
(xiv)	Interest corresponding to subordinated quotas held by Braskem.
(xv)	Merged into Odequi on November 1, 2004.

For comparison purposes, the consolidated statement of operations and cash flows for the six-month period ended June 30, 2004 were adjusted to reflect the EPEs consolidation.

In the consolidated financial statements, the intercompany investments and the equity in the results, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies, were eliminated.

Minority interest in the equity and in the results of subsidiaries has been segregated in the consolidated balance sheet and statement of operations, respectively. Minority interest corresponds to the respective participations of CINAL, CPP, Polialden, Tegal and owners of the senior quotas of Chemical Fund.

Goodwill not eliminated on consolidation is reclassified to a specific account in permanent assets, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to "Deferred income".

As provided by CVM Instruction 247/96, Alclor Química de Alagoas Ltda. (“Alclor”), a wholly-owned Braskem subsidiary, is not consolidated as its activities have been discontinued.

For a better presentation of the consolidated financial statements, the cross-holding between the subsidiary Copene Participações and the Company, which arose from the corporate restructuring described in Note 1(b), was reclassified to treasury shares. Considering the reverse split of shares (Note 1(d)), the subsidiary Copene Participações now holds 580,331 common and 290,165 Class “A” preferred shares, representing 0.24% of the Company’s total capital.

The reconciliation between the parent company and consolidated shareholders’ equity and the net income for the period is as follows:

			Net income
	Stockholders’ equity		(loss) for the period

	Jun/05	Mar/05	Jun/05	Jun/04

Parent company	4,910,388	4,471,982	627,797	(289,796)
Cross-holding classified as treasury shares	(13,110)	(13,110)
Effects of EPEs consolidation				(3,207)
Exclusion of profits in subsidiaries’ inventories	(2,039)	(8,126)	3,907	(4,219)
Exclusion of gain on the sale of investment between related parties	(38,476)	(38,476)
Reversal of goodwill amortization relating to sale of investment
between related parties	12,024	10,995	2,061	2,061

Consolidated	4,868,787	4,423,265	633,765	(295,161)

4 Cash and cash equivalents

	Jun/05	Mar/05

Cash and banks	97,678	82,234
Financial investments
Domestic	748,482	538,901
Abroad	800,782	751,839

Total	1,646,942	1,372,974

The Company maintains cash and cash equivalents sufficient to cover: (i) working capital needs; (ii) investments anticipated in the business plan; and (iii) adverse conditions that may reduce the available funds.

Such funds are allocated in order to a: (i) have a return compatible with the maximum volatility determined by the investment and risk policy; (ii) obtain a high spread of the consolidated portfolio; (iii) avoid the credit risk arising from the concentration in few securities; and (iv) follow the market interest rate changes both in Brazil and abroad.

Accordingly, the Company invests in domestic and foreign funds. The domestic investments are mainly represented by quotas of a Braskem exclusive fund, which, in turn, holds quotas of domestic investment funds, such as fixed income investment funds, multiportfolio funds, investment fund quotas in credit rights, among others. Foreign investments mainly comprise an investment fund portfolio, regularly reassessed for risk by the Company. The fund amounts are highly liquid and are recorded at realizable values.

5 Marketable securities

	Jun/05	Mar/05

Investment funds	420,179
Shares of associated company held for sale		22,356
Debenture with participation in profit	7,448	7,422
Subordinated quotas of investment fund	23,950	25,551
FINOR other securities		1,776

Total	451,577	57,105

Current	(420,179)

Long-term	31,398	57,105

Investment funds comprise a portfolio of foreign investment funds, the risk of which is regularly reassessed by the Company. These funds are recorded at realizable values.

As of March 2005, associated company shares for sale were equal to the net book value of shares issued by Borealis Brasil S.A. ("Borealis"), representing 20% of its total capital. In June 2005, the investment balance was transferred to “Associated companies” in permanent assets, as the decision to sell such shares is under review.

6 Trade accounts receivable

	Jun/05	Mar/05

Customers
Domestic market	855,915	1,060,904
Foreign market	512,009	519,034
Allowance for doubtful accounts	(64,835)	(56,177)

	1,303,089	1,523,761
Long-term receivables	(3,769)	(8,409)

Current assets	1,299,320	1,515,352

The Company has introduced an additional policy for realizing domestic trade accounts, by selling its receivables to Fundo Chemical (EPE mentioned in Note (3 (g)), which pays the Company earlier than the normal maturity of these customer receivables. At June 30, 2005, credit sold to Fundo Chemical amounted to R$ 216,026 (March 31, 2005 - R$ 218,169).

The changes in the allowance for doubtful accounts are as follows:

	Jun/05	Mar/05

At the beginning of the period	46,201	46,201
Additions classified as selling expenses	18,521	9,878
Exchange variation	113	98

At the end of the period	64,835	56,177

7 Inventories

	Jun/05	Mar/05

Finished products	679,183	615,686
Work-in-process	57,015	53,823
Raw materials, production inputs and packaging	265,297	271,098
Warehouse (*)	268,420	247,821
Advances to suppliers	48,339	37,191
Imports in transit and others	7,325	3,422

Total	1,325,579	1,229,041
Long-term receivables (*)	(59,277)	(44,869)

Current assets	1,266,302	1,184,172

(*)Based on its turnover, part of the maintenance materials inventory was reclassified as long-term.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company.

8 Related parties

		Balances		Balances

		Current	Long-term	Current		Long-term
		assets	receivables	liabilities		liabilities

		Trade			Other
		account	Related		accounts			Related
		receivables	parties	Suppliers	payable	Suppliers	Debentures	Parties

Braskem Importação								1,107
Braskem Inc.		145,416	347,945	223
Braskem Participações								1,271
Cayman		46,313	43,798
CINAL				18,143
CPN Distribuidora								977
CPP	(i)		3,802
IPL								12
Lantana			92,141
Polialden America		9
Polialden		12,265		1,279				217,922
Tegal	(i)		2,422	114

Jointly-controlled entities
CETREL	(i)	136	4,225	672
Copesul	(ii)	4,047		565,132
Politeno		16,069

Associated company
Borealis		12,734
Petroflex Indústria e Comércio S.A. ("Petroflex")		31,326

Related parties
ODBPAR Investimentos S.A. ("ODBPAR")	(iii)						930,752
Construtora Norberto Odebrecht ("CNO")				2,374
Petróleo Brasileiro S.A. ("Petrobras")			33,302	341,573		34,282
Petrobras Distribuidora S.A.				18,368		27,041
Other			1,527

At June 30, 2005		268,315	529,162	947,878		61,323	930,752	221,289

At March 31, 2005		271,084	647,329	923,822	7,668	62,585	898,590	270,502

(ii)	Amounts stated under “Related parties”, in long-term receivables, refer to advances for future capital increase.
(iii)	The “Trade accounts receivable” balance includes an ICMS tax credit transferred to Copesul.
(iv)	Debentures issued by Braskem and held by ODBPAR (Note 15(b)).

				Transactions

		Raw materials,
	Product	service & utilities	Financial	Financial
	Sales	purchases	income	expenses

Braskem Importação				91
Braskem Inc.	649,695	40,647	11,927
Braskem Participações				95
Cayman	67,259		1,667
CINAL		26,524
Lantana			1,339
Polialden America	13
Polialden	210,607	13,261		23,588
Tegal		7,614	39	12

Jointly-controlled entities
CETREL	790	11,905
Copesul	1,819	1,359,459	68	1,910
Politeno	536,933

Associated company
Borealis	66,947
Petroflex	225,103

Related parties
ODBPAR				62,882
CNO		25,112
Petrobras		2,052,229	1,837
Petrobras Distribuidora		71,685
Other			105

At June 30, 2005	1,759,166	3,608,436	16,982	87,778

At June 30, 2004	1,276,822	3.384.056	31,908	36,138

“Trade accounts receivable” and “Suppliers” include the balances resulting from transactions with related parties, arising mainly from the following sales and purchases of goods and services:

Sales of Braskem :

Company	Products/inputs

Braskem Inc.	Basic petrochemicals
Polialden	Ethylene and utilities
Politeno	Ethylene and utilities

Purchases of Braskem:

Company	Products/inputs/services

CINAL	Utilities, treatment and incineration of waste
Copesul	Ethylene, propane and utilities
Petrobras	Naphtha
Petrobras Distribuidora	Fuel
Braskem Inc.	Naphtha
CNO	Construction and maintenance services
Tegal	Gas storage services

Transactions with related parties are carried out at normal market prices and conditions, considering the following:

.. The price of ethylene results from a process that shares the margin with the second generation companies of the petrochemical sector. This process consists of allocating the gross margin in proportion to the return on investments. The prices charged for the other products are established based on several market factors, including international ones.

.. The price of naphtha supplied by Petrobras is negotiated with the Company and the petrochemical companies using as a benchmark the European market prices. During the first half of 2005, the Company also imported naphtha at a volume equivalent to 36% of its consumption (1st half of 2004 – 34%).

The related parties balance includes current account balances, as follows:

Participating companies	Annual financial charges	Jun/05	Mar/05

Long-term receivables
Braskem Inc.	US$ exchange variation + 8.30%	347,945	452,789
Cayman	US$ exchange variation + 10.05%	43,798	50,335
Lantana	US$ exchange variation + 3.80%	92,141	101,060

Long-term liabilities
Polialden	100% of CDI	217,922	267,120

The current accounts are used by the Company and its direct and indirect subsidiaries to centralize available cash in a central pool for settlement of their obligations. Financial charges on remittances and balances of the pool of funds are agreed upon by the account holders, considering the costs of funds charged to the individual participants by financial institutions, so that such charges are paid/transferred to the Company.

9 Taxes recoverable

	Jun/05	Mar/05

Excise Tax - IPI	60,842	50,591
Value-added Tax on Sales and Services (ICMS)	400,736	361,085
Social Integration Program (PIS) – Decree Laws 2,445 and
2,449/88	50,634	50,634
Income tax and social contribution	31,173	34,273
Income Tax on Net Income – ILL	56,517	53,725
Finsocial	14,221	14,221
Other	36,163	31,217

	650,286	595,746

Current assets	(301,145)	(415,765)

Long-term receivables	349,141	179,981

(i) Zero-rate IPI

In the 1st trimester of 2005, the Company concluded the offset operation of the amount of IPI tax credit from acquisition of raw materials and inputs that are exempt from IPI, not subject to IPI taxation or taxed at a zero rate, when related to transactions involving the establishments of absorbed company OPP Química S.A. (“OPP Química”), located in the State of Rio Grande do Sul. This credit was granted on a claim lodged in July 2000, when OPP Química filed a lawsuit for full applicability of the non-cumulative principle for this tax to the establishments mentioned.

On December 19, 2002, the Federal Supreme Court (STF), based on past determinations of its Full Bench, entertained an extraordinary appeal lodged by the National Treasury and affirmed the decision of the Regional Federal Court (TRF), 4th Circuit, recognizing the entitlement to an IPI tax credit from said acquisitions during a 10-year period prior to the filing date, plus monetary restatement and accrual of interest at the SELIC benchmark rate until actual use of these credits.

The STF determination was challenged by the National Treasury via special appeal known as "agravo regimental", which is pending judgment by the Second Panel of the STF. In this special appeal, the National Treasury is no longer challenging the company’s entitlement to the IPI tax credit itself, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate.

According to the opinion of the Company’s legal advisors, however, all these aspects have already been settled in the STF and TRF decisions favorably to OPP Química, or even in the STF full-bench precedents. For this reason, the special appeal referred to above poses no risk of changes in OPP Química’s entitlement to the tax credit, even though the STF itself is revisiting this matter in a similar lawsuit involving another taxpayer (this judgment is currently on hold).

In December 2002, OPP Química posted this undue tax at R$ 1,030,125, which was offset by the Company with IPI itself and other federal tax debts. Similar lawsuits involving the purchase of inputs and raw materials that are exempt, non-taxed or taxed at a zero rate have also been filed by the Company’s branches located in the States of São Paulo, Bahia and Alagoas (Note 16(ii)).

(ii) ICMS recoverable

Braskem increased its accumulated ICMS credit, basically on account of the high export volumes and product sales with deferred tax credit. Company management is taking steps to maximize the use of this credit, and no material losses are expected at present. Considering management projections with respect to the realization of such credits, R$ 160,906 was classified in long-term receivables as of June 30, 2005.

10 Judicial and compulsory deposits – Long-term receivables

	Jun/05	Mar/05

Judicial deposits
PIS/COFINS (Note 16 (iii))	48,669	78,302
Education contribution and INSS	25,057	24,269
Work accident insurance	14,080	14,080
Labor claims	11,416	10,972
Dividends	8,074	8,074
Other	9,402	10,948

Compulsory deposit (Eletrobrás)	12,098	15,825

	128,796	162,470

11 Investments

(a) Information on investments

	Number of shares or quotas		Interest in
	held (thousand)		Capital (%)

	Jun/05	Mar/05	Jun/05	Mar/05

Subsidiaries
Braskem Importação (Note 1(b))		252,818		100.00
Braskem Inc. (Note 1(b))	40,095	95	100.00	100.00
Braskem International	5	5	100.00	100.00
Braskem Participações	8,499,997	8,499,997	100.00	100.00
Cayman	900	900	100.00	100.00
CINAL	130,446	134,585	86.82	78.80
CPN Distribuidora	354	354	100.00	100.00
CPP	4,666	4,666	90.71	90.71
IPL (*)	974	974	100.00	100.00
Lantana	5	5	100.00	100.00
Overseas (*)	1	1	100.00	100.00
Polialden	410,904	410,904	63.68	63.68
Tegal	21,938	21,938	90.79	90.79

Jointly-controlled entities
CETREL	456	456	40.56	40.56
CODEVERDE(**)	9,639	9,533	35.52	35.49
Copesul	44,255	44,255	29.46	29.46
Politeno	22,466,167	22,466,167	33.96	33.96

Associated companies
Borealis	18,949	18,949	20.00	20.00
Petroflex	141,597	141,597	20.12	20.12
Rionil	3,061	3,061	33.33	33,33
Sansuy	271	271	20.00	20.00

(*)	Number of shares or quotas in units.
(**)	Capital increase of Braskem through capitalization of AFAC, on May 1, 2005, in the amount of R$ 382.

Information on investments (continued)

			Adjusted shareholders’
	Net income (loss)		equity (unsecured
	for the period, adjusted		liabilities)

	Jun/05	Jun/04	Jun/05	Mar/05

Subsidiaries
Braskem Importação		(46,181)		253
Braskem Inc.	(13,031)	(22,134)	85,935	(6,579)
Braskem International	69,070	20,473	(207,004)	(240,815)
Braskem Participações	36	(643)	22,614	22,222
Cayman	(188)	(2,960)	184,476	209,979
CINAL	(3,237)	1,165	79,562	88,583
CPN Distribuidora			3,542	3,542
CPP			5,144	5,144
IPL			12	12
Lantana	(79,539)	(62,771)	(27,551)	(17,917)
Odequi		21,736
Overseas	(2,877)	(7,009)	(201,064)	(225,944)
Polialden	3,282	29,044	460,792	469,484
Tegal	(1,364)	(3,379)	17,755	18,575

Jointly-controlled entities
CETREL	4,124	(3,026)	61,940	58,336
CODEVERDE			42,814	41,810
Copesul	350,976	225,899	1,353,930	1,371,787
Politeno	45,126	41,393	511,950	489,243

Associated companies
Borealis	2,667	5,878	103,359	111,778
Petroflex	69,037	40,058	302,937	272,592
Rionil	(193)	242	5,572	5,758
Sansuy	(1,589)	(870)	16,074	16,435

(b) Information on subsidiaries’ investments

	Number of shares of quotas		Interest in
	held (thousand)		capital (%)

	Jun/05	Mar/05	Jun/05	Mar/05

Braskem Participações
Braskem Importação	252,818		100.00

Polialden
Polialden América (*)	40	40	100.00	100.00

(*) Number of shares in units.

	Adjusted net income (loss)		Adjusted
	for the period		shareholders’ erquity

	Jun/05	Jun/04	Jun/05	Mar/05

Odequi
OPE Investimentos		15,693

Braskem Participações
Braskem Importação	76		294

Polialden
Polialden America	2,020	602	3,852	3,849

(c) Investment activity of subsidiaries and jointly-controlled entities

	Subsidiaries and jointly-controlled entities

	Jun/05

	Braskem		Braskem
	Importação	Braskem Inc.	Participações	Cayman	CETREL(*)

At January 1	218	5,591	22,312	208,548	29,639
Addition (write-off) through acquisition of shares/ capital
contribution	(266)	101,400	266
Equity in the results	48	(6,365)	36	(188)	2,167
Amortization of (goodwill)/negative goodwill		(6,579)			(401)
Exchange variation of foreign investment		(8,112)		(23,884)

At the end of the period		85,935	22,614	184,476	31,405

Goodwill (negative goodwill) on investments (i)					6,280

	Subsidiaries and jointly-owned entities

	Jun/05

	CINAL	Copesul	Lantana	Odequi	Polialden

At January 1	50,781	468,119	58,712	1,340,056	654,144
Addition (write-off) through acquisition of shares/ capital
contribution	15,841
Addition/(write-off) through capital increase/ merger/ spin-
off		103,065		(1,340,906)
Redemption of shares	(2,288)
Dividends		(48,864)
Equity in the results	(3,019)	98,847	(58,057)	156	2,453
Amortization of (goodwill)/negative goodwill	(433)	(15,106)		694	(31,518)
Exchange variation on foreign investment			(655)
Other	(515)

At the end of the period	60,367	606,061			625,079

Goodwill (negative goodwill) on investments (i)	(8,711)	207,186			331,643

		Subsidiaries and jointly-owned entities

			Jun/05	Mar/05

	Politeno	Other	Total	Total

At January 1	553,770	31,414	3,423,304	3,423,304
Addition (write-off) through capital contribution/ acquisition of shares		382	117,623	15,843
Addition/(write-off) through capital increase/merger/spin-off			(1,237,841)	(1,237,841)
Redemption of shares			(2,288)
Dividends			(48,864)
Equity in the results	20,823	(1,227)	55,674	9,020
Gain (loss) on investments	416	11	427	415
Amortization of (goodwill)/negative goodwill	(30,375)	(37)	(83,755)	(37,933)
Exchange variation on foreign investment			(32,651)	209
Other		5	(510)	(516)

At the end of the period	544,634	30,548	2,191,119	2,172,501

Goodwill (negative goodwill) on investments (i)	370,770	(1,500)	905,668	944,884

	Associated companies

	Jun/05					Mar/05

	Borealis	Petroflex	Rionil	Sansuy	Total	Total

At January 1		50,840	1,960	2,891	55,691	55,691
Transfer of investment	22,138				22,138
Equity in the results	533	16,628	(103)	324	17,382	10,877
Dividends	(2,000)	(7,133)			(9,133)	(7,133)

At the end of the period	20,671	60,335	1,857	3,215	86,078	59,435

Goodwill (negative goodwill) on investments		(614)			(614)	(614)

(*) Equity in the results, in the amount of R$ 2,167, includes equity in the results for the month of December of 2004, totaling R$ 494.

(i) The goodwill amounts are based on the expected future profitability and amortized in up to ten years, according to results projections prepared by independent experts, annually reviewed. In the consolidated financial statements, these goodwill amounts are presented as deferred assets and negative goodwill amounts as deferred income, pursuant to CVM Instruction 247/96.

Provision for loss on investments

	Provision for loss on investments – Long-term liabilities

					Jun/05	Mar/05

	Braskem
	International	Lantana	Overseas	Other	Total	Total

At January 1	311,783		223,821		535,604	535,604
Provision increase/(reversal)
Operating result	(69,070)	21,482	2,877		(44,711)	(45,728)
Non-operating result				13,154	13,154	13,154
Exchange variation on shareholders’
equity	(35,709)	6,069	(25,634)		(55,274)	1,379
Other				5,379	5,379	5,244

At the end of the period	207,004	27,551	201,064	18,533	454,152	509,653

(d) Information on the main investees with operating activities

Copesul

COPESUL is engaged in the manufacture, sale, import and export of chemical, petrochemical and fuel products and the production and supply of utilities, as well as providing various services used by the companies in the Triunfo Petrochemical Complex in the State of Rio Grande do Sul and management of logistic services related to its waterway and terrestrial terminals. Goodwill on this investment, based on future profitability, will be amortized up to August 2011.

Polialden

Polialden is engaged in the manufacture, processing, sale, import and export and any other activities related to the production or sale of high-density polyethylene and other chemical and petrochemical products. The main raw material for all of its products is ethylene, which is supplied by Braskem. Polialden operates an industrial plant in Camaçari - Bahia. Goodwill on this investment, based on future profitability, will be amortized up to August 2011.

Politeno

Politeno is engaged in the manufacture, processing, direct or indirect sale, consignment, export, import and transportation of polyethylene and by-products, as well as the participation in other companies. The main raw material for all of its products is ethylene, which is supplied by Braskem. Politeno operates an industrial plant in Camaçari - Bahia. Goodwill on this investment, based on future profitability, will be amortized up to August 2011.

CETREL

The activities of CETREL are to supervise, coordinate, operate and monitor environmental protection systems; carry out research in the environmental control area and in the recycling of waste and other materials recoverable from industrial and urban emissions; monitor the levels of environmental pollution of air quality, water resources and other vital elements; perform environmental diagnostics; prepare and implement projects of environmental engineering solutions; develop and install environmental management systems and those relating to quality, laboratory analyses, training, environmental education and also specification, monitoring and intermediation in the acquisition of materials of environmental protection systems. Goodwill on this investment, based on future profitability, will be amortized up to July 2013.

CINAL

CINAL is engaged in the implementation of the Basic Industrial Nucleus of the Alagoas Chlorinechemical Complex and the production and sale of goods and several services, such as steam, industrial water, industrial waste treatment and incineration of organochlorine waste for the companies located in the mentioned Industrial Nucleus, as shareholders and users.

In February 2005, through an Agreement for Purchase and Sale of Shares, entered into with Petroquisa, the Company purchased 23,465,165 shares, representing 13.74% of CINAL capital, in the amount of R$ 13,402. This operation resulted in a goodwill of R$ 433, which was fully amortized due to the lack of economic support.

The CINAL Special Shareholders’ Meeting held in April 2005 resolved to fully and definitely redeem the company’s preferred class “B” shares for their book value, with no capital reduction. As a result, the Company received a reimbursement of R$ 2,288, corresponding to 4,139 thousand shares, while its percentage holding in CINAL’s total capital increased by 8.02% .

12 Property, plant and equipment

	Jun/05			Mar/05	Annual

					depreciation
		Accumulated			rates
	Cost	depreciation	Net	Net	(%)

Land	21,264		21,264	21,264
Buildings and improvements	817,117	(351,782)	465,335	470,051	2 to 10
Machinery, equipment and facilities	6,017,458	(2,333,288)	3,684,170	3,743,253	3.33 to 20
Mines and wells	26,016	(21,784)	4,232	4,436	4 to 10
Furniture and fixtures	35,281	(31,059)	4,222	4,473	10
Information technology	49,125	(41,688)	7,437	8,289	20
Construction in progress	710,733		710,733	573,573
Other	21,113	(10,638)	10,475	10,760	Up to 20

	7,698,107	(2,790,239)	4,907,868	4,836,099

Construction in progress relates principally to projects for operating improvements to increase the useful life of the industrial units, machinery and equipment, as well as programs in the areas of health, technology and security.

At June 30, 2005, property, plant and equipment includes the appreciation, in the form of goodwill, of the assets arising from merged companies (Note 1(b)), transferred in conformity with CVM Instruction 319/99, in the amount of R$ 908,408 (March 31, 2005 - R$ 923,184).

13 Deferred charges

	Jun/05	Mar/05

Costs
Pre-operating expenses	216,513	216,417
Rights to manufacturing processes	43,130	53,313
Organization and implementation expenses	232,645	241,482
Expenditures for structured operations	329,351	329,956
Goodwill on merged investments	1,709,297	1,709,297
Expenditures for programmed stoppages	506,673	504,863
Research and development	64,396	64,596
Catalysts and other	100,635	103,820

	3,202,640	3,223,744
Accumulated amortization	(1,179,540)	(1,113,967)

	2,023,100	2,109,777

The goodwill on merged investments is based on future profitability and is being amortized in up to ten years, according to the appraisal reports issued by independent experts. The recording of this goodwill in deferred charges is in conformity with CVM Instruction 319/99.

At programmed dates, which vary from one to six years, the Company stops production, totally or partially, to carry out inspection and maintenance. The costs associated with each stoppage are deferred and amortized to cost of production up to the beginning of the next corresponding stoppage.

15 Loans and financing

	Annual financial charges	Jun/05	Mar/05

Foreign currency
Eurobonds	Note 14 (a)	1,321,633	1,088,962
Advances on export contracts	US$ exchange variation + interest of 3.30% to 3.85%		52,972
Export prepayment	Note 14 (b)	769,986	926,157
Médium-Term Notes	Note 14 (c)	1,436,235	1,634,979
Raw material financing	Jun/05 – US$ exchange variation + interest of 1.30%	63,443	170,757
	to 2,50% above LIBOR (i)
	Mar/05 – US$ exchange variation + interest of 1.30%
	to 3.70% above LIBOR
Permanent assets financing	US$ exchange variation + interest of 3.88% above	22,035	30,570
	LIBOR
	US$ exchange variation + fixed interest of 6.49% to	18,718	21,344
	7.14%
Local currency
Working capital	US$ exchange variation + interest of 4.50%		11,114
FINAME	Fixed interest of 10.50% + fixed restatement (TJLP)	679	805
	(ii) - Note 14(d)
BNDES	Fixed interest of 6.50% to 12.60% + fixed restatement	79,017	94,619
	(TJLP and UMBNDES) (iii) - Note 14(d)
BNB	Fixed interest of 11.81% - Note 14(d)	48,797	48,812
FINEP	Fixed restatement – TJLP – Note 14 (d)	10,070
Acquisition of shares	Note 14 (e)	187,987	182,042
Financing of projects	Note 14 (f)	142,220	137,101

		4,100,820	4,400,234
Less: Current liabilities		(736,265)	(877,826)

Long-term liabilities		3,364,555	3,522,408

(ii)	LIBOR = London Interbank Offered Rate
(iii)	TJLP = Long-term Interest Rate
(iv)	UMBNDES = BNDES monetary unit

(a) Eurobonds

In October 1996, OPP Petroquímica (merged into OPP Química in December 2002) issued Eurobonds amounting to US$ 100,000 thousand, falling due in October 2004 and with annual interest of 11%, paid semiannually. This transaction was settled upon maturity.

In June 1997, the Company issued Eurobonds amounting to US$ 150,000 thousand falling due in June 2007, and with annual interest of 9%, paid semiannually in June and December of each year. The Eurobonds balance at June 30, 2005 amounts to US$ 150,186 thousand – R$ 353,001 (March 31, 2005 - US$ 153,562 thousand - R$ 409,428).

In July 1997, the merged company Trikem issued Eurobonds in the amount of US$ 250,000 thousand, falling due in July 2007 and with annual interest of 10.625%, paid semiannually in January and July of each year. These notes grant to Trikem the exclusive right to repurchase the Eurobonds on July 24 of each year as from July 2002. The Eurobonds balance at June 30, 2005 totals US$ 261,510 thousand - R$ 614,654 (March 31, 2005 – US$ 254,870 thousand – R$ 679,534). In July 2005, the Company renegotiated the transaction interest rate to 9.375% per annum (p.a.), and the maturity date to 2015.

In June 2005, the Company issued Eurobonds in the amount of US$ 150,000 thousand, with no stated maturity (Perpetual Eurobonds), bearing annual interest of 9.75%, payable on a quarterly basis from September 2005 onwards. The securities can be fully repurchased, at the option of the Company, as from June 17, 2010, provided that investors are given a minimum 30-day notice. At June 30, 2005, the balance amounts to US$ 150,604 thousand - R$ 353,978.

(b) Prepayment of exports

The merged company Trikem received an advance of US$ 100,000 thousand made by a foreign customer in August 1997. This advance bears annual interest of 12% and the balance was settled in October 2004.

On December 28, 2001, the Company obtained funds in the amount of US$ 250,000 thousand as prepayment of exports. This loan was placed in two tranches. The first tranche, in the amount of US$ 80,000 thousand, has a settlement term up to December 2004 and is subject to interest of 4.25% p.a. plus 3 month LIBOR, payable on a quarterly basis and was fully amortized upon maturity. The second tranche, in the amount of US$ 170,000 thousand, has a settlement term up to December 2006, was also fully amortized in December 2004, and is subject to interest of 5.25% p.a. plus 3 month LIBOR, payable on a quarterly basis.

In December 2002, the merged company OPP Química received an advance from a foreign customer, in the amount of US$ 97,200 thousand, with annual interest of 3.75%, plus semiannual LIBOR, in addition to the exchange variation. In November 2004, the Company renegotiated the charges, reducing the spread to 1.25% per annum. This contract will be settled through shipments made up to June 2006. The balance due at June 30, 2005 is US$ 32,269 thousand - R$ 75,844 (March 31, 2005 - US$ 32,744 thousand - R$ 87,302).

In June 2004, the Company obtained funds in the amount of US$ 200,000 thousand as prepayment of exports divided in two tranches. The first tranche, in the amount of US$ 145,000 thousand, has a settlement term up to December 2007 and is subject to interest of 3.5% per annum plus 6-month LIBOR, payable semiannually. The second tranche, in the amount of US$ 55,000 thousand, has a settlement term up to June 2009 and is subject to interest of 4.5% per annum plus 6 month LIBOR, payable semiannually through June 2009. In June 2005, the two tranches were consolidated, falling due in June 2009 and bearing interest at 1.45% p.a. above LIBOR, payable semiannually. The balance of such transactions at June 30, 2005 amounts to US$ 200,704 thousand - R$ 471,734 (March 31, 2005 - US$ 203,861 thousand - R$ 543,534).

In August 2004, the Company obtained funds in the amount of US$ 50,000 thousand as prepayment of exports. In addition to the foreign exchange variation, these funds bear annual interest of 3% plus 6-month LIBOR up to January 2005 and 3-month LIBOR as from that date up to the final maturity, in October 2006. This contract will be amortized with exports between July 2004 and October 2006. The balance of this operation, as of June 30, 2005, is US$ 37,948 thousand - R$ 89,194 (March 31, 2005- US$ 44,226 thousand - R$ 117,916).

The Company has also other prepayments of export operations, the outstanding balance of which amounts to US$ 56,677 thousand – R$ 133,214 at June 30, 2005 (March 31, 2005 - US$ 66,539 thousand - R$ 177,405). These transactions will be settled at various dates through January 2008. In addition to the exchange variation, the amounts bear annual interest at 1.55% to 3.00% above LIBOR.

(c) Medium-Term Notes ("MTN") program

In July 2003, Braskem implemented a MTN Program of US$ 500,000 thousand. On December 16, 2003, the Company’s Board of Directors authorized an increase in the total of the program to US$ 1 billion and an extension in term from five to ten years.

MTN issues and balance at June 30, 2005 are shown below:

			US$ thousand		R$ thousand

Issues	Interest	Maturity	Jun/05	Mar/05	Jun/05	Mar/05

2nd Tranche	9.25%	10/28/2005	65,000	65,000	152,776	173,303
3rd Tranche	12.50%	11/05/2008	275,000	275,000	646,360	733,205
4th Tranche	11.75%	01/22/2014	250,000	250,000	587,600	666,550

			590,000	590,000	1,386,736	1,573,058

	Interest accrued				49,499	61,921

	Balance at June 30				1,436,235	1,634,979

(d) FINAME, BNDES, BNB and FINEP

These loans relate to various transactions aiming at increasing production capacity, as well as environmental programs, operating control centers, laboratory and waste treatment stations. Principal and charges are payable monthly up to June 2016.

(e) Acquisition of shares

This loan refers to the acquisition from BNDESPAR of one billion shares of Copene Participações, made in September 2001, by the merged company Nova Camaçari Participações S.A. (“Nova Camaçari”). The loan principal is payable in full in August 2006. The principal bears interest of 4% p.a. and TJLP, due annually as from August 2002.

(f) Project financing

In March 2005, the Company obtained a loan in Japanese currency with Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand – R$ 136,496, to finance several investment projects, including the Program “Braskem +”. This loan bears annual interest of 0.95% above the Tokyo Interbank Rate (Tibor) plus exchange variation, payable semiannually.

Principal will be paid in 11 installments as from March 2007, and final maturity will occur in March 2012. The financing contract comprises an insurance that guarantees 95% of commercial risks and 97.5% of political risks.

In March 2005, as an integral part of its risk management policy (Note 21), the Company signed a swap contract in the total amount of this debt, changing the annual financial charges to 101.59% of CDI. The swap contract was signed with a prime foreign bank and its maturity, currencies, rates and amounts are perfectly matched to the debt contract. The result of this contract is recorded in financial income (expenses), in “Derivative transactions” (Note 22).

(g) Repayment and guarantee schedule

Long-term loans mature as follows:

	Jun/05	Mar/05

2006	354,617	551,864
2007	1,190,169	1,347,097
2008	720,980	809,612
2009	50,034	48,204
2010 and thereafter	1,048,755	765,631

	3,364,555	3,522,408

In the case of short-term loans, the Company has given security such as trade bills receivable and promissory notes.

Long-term loans are secured by liens on fixed assets, shares, shareholders endorsements, bank guarantees and promissory notes. Certain long-term operations are guaranteed by Surety Bonds and mortgages of the Company's industrial plants.

15 Debentures

(a) 10th public issue

On October 1, 2001, the Company carried out the issue and sale of two series of the 10th issue of non-convertible debentures, being 4,108 of the 1st series and 2,142 of the 2nd series, totaling R$ 625,000.

In January 2004, the Company redeemed 2,289 debentures of the 1st series and 945 debentures of the 2nd series, while the rest of both series was redeemed on September 30, 2004. All such debentures were cancelled.

(b) 1st private issue

On May 31, 2002, the merged company OPP Produtos Petroquímicos S.A. ("OPP PP") issued 59,185 convertible debentures. These debentures were fully purchased by Odebrecht S.A., which subsequently transferred their title to ODBPAR. These debentures have the following characteristics:

Single series

Unit face value:	R$ 10.00
Final maturity date:	July 31, 2007
Remuneration:	TJLP variation, plus interest of 5% p.a.

ODBPAR has the option to convert these debentures into Class "A" preferred shares at any time. The payment of the principal and interest will only occur on their final maturity date. There is no partial or total redemption clause allowing payments before this date. At June 30, 2005, the transaction balance amounts to R$ 930,752 (March 31, 2005 – R$ 898,590).

(c) 11th public issue

The Company's Extraordinary Shareholders’ Meeting held on November 19, 2003 approved the 11th public issue of debentures, not convertible into shares. On December 1, 2003, a single series of 12,000 thousand debentures was issued in the total amount of R$ 1.2 billion, with subscriptions on January 16 and February 2, 2004. Their characteristics are as follows:

Single series

Unit face value:	R$ 100.00
Final maturity date:	December 1, 2007
Repayment of face value:	36 monthly equal and successive installments as from
January 1, 2005
Remuneration:	CDI + interest of 4.5% p.a.
Payment of remuneration:	1st day of each month, as from January 2004

On November 3, 2004, the Company carried out the early redemption of all debentures of this issue, as permitted by Clause 5.19 of the Deed of Issue. After redemption the debentures were cancelled.

(d) 12th public issue

The Extraordinary Shareholders’ Meeting held on June 15, 2004 approved the issue of 3,000 debentures, non-convertible into shares, totaling R$ 300,000. The debentures were subscribed and paid up on September 29, 2004, and have the following characteristics:

Single series

Unit face value:	R$ 100.00
Final maturity date:	June 1, 2009
Repayment of face value:	Single installment on the final maturity date
Remuneration:	117% of CDI
Payment of remuneration:	Semiannually as from December 2004

To guarantee the compliance with the obligations of these debentures, the Company set up a pledge on pre-indexed credit rights. At June 30, 2005, the transaction balance is R$ 305,313 (March 31, 2005 – R$ 319,907)

(e) 13th public issue

The Board of Directors, at a meeting held on April 13, 2005, approved the issue of 30,000 simple, non-convertible, unsecured debentures, in a single series, for a total of R$ 300,000. These debentures were subscribed and paid up on June 30, 2005 and have the following characteristics:

Single series

Unit face value:	R$ 10,000.00
Final maturity date:	June 1, 2010
Repayment of face value:	Single installment upon maturity
Remuneration:	104.10% of CDI
Payment of remuneration:	Semiannually, as from December 1, 2005

The transaction balance amounts to R$ 304,723 as of June 30, 2005.

(f) The Company's debentures can be summarized as follows:

	Jun/05	Mar/05

As of January 1	1,172,839	1,172,839
Financial charges	99,118	45,658
Issue	300,000
Amortization	(31,169)

At the end of the period	1,540,788	1,218,497

Less: Current liabilities	(10,036)	(19,907)

Long-term liabilities	1,530,752	1,198,590

16 Taxes and contributions payable – Long-term liabilities

		Jun/05	Mar/05

IPI credits offset
IPI – export credit	(i)	482,924	472,447
IPI – zero rate	(ii)	291,047	282,138
IPI – consumable materials and property, plant
and equipment		36,018	35,183

Other taxes and contributions payable
PIS/COFINS - Law 9,718/98	(iii)	279,336	302,587
Education contribution, SAT and INSS		30,843	30,055
PAES-Law 10,684/03	(iv)	46,428	48,067
Other		2,270	2,271

		1,168,866	1,172,748

The Company has brought suit against some changes in Brazilian tax law, defending – among other claims – its entitlement to Manufactured Products Tax (IPI) credits originating from the purchase of goods and from product exports. As for contingent IPI credits, which had been offset against several federal tax debts, the Company posted them as liabilities to avoid contingent gains, and provided for interest on these liabilities at the SELIC benchmark rate. The Company has not recorded tax credits that may be viewed as realizable contingent assets.

(i) IPI Tax credit on exports (Crédito-Prêmio)

This refers to lawsuits for court recognition of the IPI credit ("crédito-prêmio") introduced by Decree-law 491/69 as an incentive to manufactured product exports.

The Company and absorbed company Nitrocarbono filed a motion for writ of mandamus in September 2003, and the resulting court decision granted an entitlement to these credits for a five-year period preceding the filing date, which may be offset against all taxes administered by the Federal Revenue Office. The Federal Government lodged an appeal, which is pending judgment by the TRF, 1st Circuit.

OPP Química obtained a court decision holding the case partially valid, authorizing this absorbed company to offset such tax credit against federal tax debts for the units located in Rio Grande do Sul. This decision was overturned by the TRF, 4th Circuit. Special and extraordinary appeals were then lodged by the Company, and are pending judgment by the Superior Court of Justice (STJ) and the Federal Supreme Court (STF), respectively.

Absorbed company Trikem, in its São Paulo unit, filed a motion for writ of mandamus on these same grounds. This case is pending judgment by first-instance courts.

Absorbed companies OPP Química and Trikem, in their Bahia industrial units, filed a civil action on these same grounds. The case was held invalid, and the Company appealed this unfavorable decision. This appeal is pending judgment by the TRF, 1st Circuit.

Absorbed company Trikem, in its Alagoas units, filed a motion for writ of mandamus over this same matter. A mandamus was granted and entitlement to this tax credit on exports was granted for a 10-year period prior to the filing date. The TRF, 5th Circuit upheld this favorable decision, but reduced this time span to five years. Special and extraordinary appeals lodged against this ruling are pending judgment by the STJ and STF, respectively.

The outside legal counsel of the Company believe that the chances of success with respect to the IPI tax credit ("crédito-prêmio") itself and the effects of monetary restatement (recovery of understated inflation indexes, monetary restatement and accrual of the SELIC benchmark rate) are good, despite the unfavorable rulings recently rendered by the STJ.

(ii) IPI – Zero Rate

The incorporated companies OPP Química and Trikem have filed legal actions in the States of São Paulo, Bahia and Alagoas, claiming IPI tax credits from the purchase of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate.

An injunctive relief was denied to the lawsuit underway in São Paulo, but the TRF, 3rd Circuit granted staying effects and recognized the Company’s entitlement to said tax credit. A first-instance decision is pending.

The TRF, 1st Circuit found for the lawsuit lodged in Bahia, and the Federal Government filed special and extraordinary appeals against such decision. The special appeal was not accepted cognized by both the TRF and the STJ, and the extraordinary appeal is pending judgment by the STF.

Finally, the Alagoas case was held valid by the TRF, 5th Circuit, but a formal defect in this judgment caused the STJ to remand the case to the TRF for the correction of this defect. The case is at the STJ pending judgment on the Company’s motion to clarify.

(iii) PIS/COFINS - Law 9,718/98

The Company has brought a number of lawsuits to challenge the constitutionality of the changes deriving from Law 9,718/98, which, in practice, increased the value of PIS and COFINS contributions as from February 1999, as described below:

•	COFINS – Its rate escalated from 2% to 3%, and the tax base was expanded to reach nearly every corporate income beyond the sale of goods and services;

•	PIS – expansion of the tax base as in COFINS.

As for the period after December 2002 (when Law 10,637/02 came into effect), all discussions over the constitutionality of the PIS tax base (Law 9,718/98) became void, due to the new non-cumulative system adopted for this tax. Similarly, after February 2004, when Law 10,833/03 came into force, the discussions over the COFINS tax base became void as well. As from such dates, the Company started paying these contributions as prescribed by proper legislation, without prejudice to claims related to past periods.

As court disputes still hold valid for the period while Law 9,718/98 was in effect, the status of each case is as follows:

.. The Company brought a lawsuit alleging that the COFINS tax base expansion in March 1999 was unconstitutional. An injunctive relief only authorized a judicial deposit of the amount under dispute. A writ of mandamus was eventually granted, but the TRF, 1st Circuit overturned the first-instance decision. The Company lodged an extraordinary appeal, which is pending judgment by the STF. Judicial deposits relating to the COFINS tax base expansion were made up to January 2004 amounting to R$ 39,085.

.. The Company filed a motion for writ of mandamus challenging the constitutionality of the PIS tax base expansion in March 1999. A writ of mandamus was issued, but the TRF, 1st Circuit overturned this decision. The Company lodged an extraordinary appeal with the STF. As this appeal was not cognized by the TRF, 1st Circuit, the Company lodged an interlocutory appeal that is pending judgment by the STF.

.. The Company filed a lawsuit for non-payment of COFINS at a rate of 3%, in October 2001. A writ of mandamus was rejected, and the Company appealed this decision, which is pending judgment by the TRF, 1st Circuit.

.. Absorbed companies OPP Química and Trikem brought a lawsuit together with other companies, challenging the lawfulness and constitutionality of the COFINS tax base expansion. This case was held valid, and the Federal Government appealed this decision. The case is pending judgment by the TRF, 1st Circuit. In August 2003, absorbed company Trikem opted for voluntary dismissal of the case as regards the tax rate increase, and qualified for PAES (Note 16(iv)) for payment of its tax liabilities in installments.

.. Absorbed companies OPP Química and Trikem, along with other companies, filed a motion for writ of mandamus challenging the lawfulness and constitutionality of the PIS tax base expansion in July 1999. A writ of mandamus was entered, but the TRF, 1st Circuit overturned this decision. An extraordinary appeal lodged against this ruling is pending judgment by the STF. After distribution of the extraordinary appeal, an incidental motion for writ of prevention was lodged at the STF to stay payment of PIS at the expanded tax base. The writ of prevention was granted, and the extraordinary appeal is pending judgment.

Based on those court orders, OPP Química was released from paying or depositing any amounts relating to the tax increases introduced by Law 9,718/98 up to its merger into the Company. Besides the increase in the COFINS rate, in which there was a motion for partial voluntary dismissal of the action, absorbed company Trikem is in the same situation as OPP Química.

Finally, it should be noted that the Full Bench of STF restarted its judgment on the COFINS tax base increase introduced by Law 9,718/98, and the chances of success have substantially improved after the favorable opinions cast by the STF justices so far.

(iv) Special Installment Program (PAES) - Law 10,684/03

Federal Law No. 10,684 was published on May 30, 2003, instituting the PAES program which offers taxpayers that are delinquent with the Federal Revenue Office or the National Treasury Attorney’s Office (whether past-due tax liabilities have already been acknowledged or are being challenged in court) the possibility of paying their overdue debts as at February 28, 2003 in up to 180 monthly successive installments.

Among other benefits, this legislation provides for a 50% reduction in the default fine as well as the adoption of the Long-Term Interest Rate (TJLP) for restatement of installments (replacing the SELIC rate, which is usually higher).

In August 2003, absorbed company Trikem opted to file for voluntary dismissal of its lawsuit against the COFINS rate increase, thus qualifying for the more favorable payment conditions under the PAES program. The amount due is being paid in 120 monthly installments, and this option was confirmed upon payment of the first installment on August 31, 2003. On June 30, 2005 the outstanding debt is R$ 53,529, being R$ 7,101 in current liabilities and R$ 46,428 in long-term liabilities (March 31, 2005 – R$ 54,622, being R$ 6,555 in current liabilities and R$ 48,067 in long-term liabilities).

18 Income tax and social contribution on net income

(b) Current taxes

	Jun/05	Jun/04

Income (loss) before income tax	801,461	(280,652)

Adjustments to income (loss) for the period
Permanent additions	21,441	8,039
Temporary additions	132,327	131,892
Permanent exclusions	(99,103)	(119,257)
Temporary exclusions	(547,440)	(50,076)

Taxable income (loss) before offset of tax losses	308,686	(310,054)
Offset of tax losses (30%)	(92,606)

Taxable income (loss) for the period	216,080	(310,054)

Income tax (15%) and additional (10%)	54,008

Income tax expenses from changes in net assets
derived from the merger of:
Trikem		1,283
Other	(273)	8,156

	(273)	9,439

Income tax expense	53,735	9,439

From the income tax expense, R$ 46,381 is covered by the exemption/ reduction benefit (Note 18(a)) (1st half of 2004 - R$ 427).

(b) Deferred income tax

(i) Composition of deferred income tax

In accordance with the requirements of CVM Deliberation 273/98, which approves IBRACON pronouncement on the recognition of income tax, as well as CVM Instruction 371/02, the Company records the following deferred income tax balances:

Breakdown of deferred income tax:	Jun/05	Mar/05

Tax losses for offset	446,520	459,642
Goodwill amortized in books on investments in
merged companies	159,960	164,358
Goodwill amortized in books on permanent investments	620,588	668,655
Temporarily nondeductible expenses	1,213,616	1,241,131

Calculation basis of deferred income tax assets	2,440,684	2,533,786

Deferred income tax determined (25%)	610,171	633,447

Unrecorded portion of deferred income tax assets	(343,745)	(353,052)

Deferred income tax assets	266,426	280,395

Changes:

Opening balance for the period	301,527	301,527
Write-off of deferred income tax on tax losses	(23,309)	(20,032)
Addition (write-off) of deferred income tax on amortized goodwill
on merged companies	(2,200)	(1,100)
Deferred income tax on temporary provisions	(9,592)

Closing balance for the period	266,426	280,395

Deferred income tax liabilities:

Opening balance for the period	(9,115)	(9,115)
Deferred income tax on unrealized
exchange variations	(85,122)
Realization of deferred income tax	294	147

Closing balance for the period	(93,943)	(8,968)

Deferred income tax in net income	(119,929)	(20,985)

Deferred income tax assets and liabilities, arising from tax losses and temporary differences, are recognized in the books taking into consideration the probable realization of these assets and liabilities, based on the projection of deferred income prepared based on internal assumptions and future economic scenarios which therefore may change.

(ii) Estimated deferred income tax assets realization period

In addition to the positive results arising from the corporate restructuring (Note 1(b), the Company prepared, for the base date December 31, 2004, the plan with the expected future taxable income based on projections and feasibility studies essentially based on price, exchange rate, interest rate, market growth assumptions, as well as other variables relevant to the Company's performance, considered in the Company’s business plan which points out the following estimates, as realization of deferred income tax assets on tax losses and temporary differences:

Expected annual realization of deferred income tax on tax losses:

2005	95,860
2006	39,078

134,938

Expected realization of deferred income tax on temporary differences:

Based on taxable income generation projections, calculated for the base date December 31, 2004, the realization estimate of deferred income tax assets balance related to goodwill amortized in the books on investments in merged companies, considering the tax realization projection over ten years, will be as follows:

2005	4,383
2006	4,383
2007	4,383
2008	4,383
2009	4,935
2010	4,935
2011	4,906
2012	2,623
2013	1,055
2014	1,054

37,040

The portion of goodwill on investments in merged companies amortized in the books, the realization of which will be made over a period greater than 10 years (December 31, 2004 - R$ 20,596), as well as goodwill amortized in the books on permanent investments (December 31, 2004 - R$ 629,572) was not considered in the recognition of deferred income tax assets, the tax realization of which over the coming ten years is uncertain.

As regards temporarily nondeductible expenses, deferred income tax was recognized only on expenses recorded with respect to taxes challenged in courts (December 31, 2004 - R$ 253,542) and other operating nondeductible provisions (December 31, 2004 - R$ 264,654). The nondeductible provisions recorded on permanent investments and other provisions (December 31, 2004 - R$ 742,822), the tax realization of which over the coming ten years is uncertain, were not considered in the calculation basis of deferred income tax assets. It is estimated that the balance of deferred income tax arising from other temporary provisions (December 31, 2004 - R$ 129,549) will be realized within up to ten years, also based on Company projections and the expected outcome of tax matters being discussed in courts.

It should also be pointed out that the assets recorded are limited to amounts the offset of which is supported by taxable income projections, brought to present value, realized by the Company within up to ten years, also considering the limitation of the offset of tax losses to 30% of income for the year before income tax and income tax exemption and income tax reduction benefits.

As the income tax taxable basis does not arise only from the income that can be generated but also untaxed revenues, nondeductible expenses, tax incentives, and other variables, there is no direct relation between the Company’s net income and income tax results. Accordingly, the expected use of tax credits must not be taken as an indication of the Company’s future net income.

(iii) Deferred income tax on exchange variations

Pursuant to Article 30 of Provisional Measure 2,158-35/00, the Company records taxes on exchange variations on credit rights and liabilities in foreign currency on the cash basis.

(c) Social Contribution of net income (CSL)

In view of the discussions over the constitutionality of Law 7,689/88, the Company and its absorbed companies OPP Química and Trikem filed a civil lawsuit against payment of CSL.

The TRF, 1st Circuit had expressly recognized the unconstitutionality of this tax, and the decisions favorable to the Company and its absorbed companies became final and conclusive. However, the Federal Government filed a rescission action against the decisions on the Company’s and Trikem’s lawsuits, on the argument that – after the final decision favorable to those companies – the Full Bench of STF declared the constitutionality of this tax except for 1988. As the Federal Government did not file a rescission action in the case of OPP Química, the first final and conclusive decision remained in force.

The rescission action filed by the Federal Government was held valid in the first and second instances, but tax payments are still on hold. Currently, appeals to the rescission action are pending judgment by the STF and STJ .

Based on the referred STF decision, the Federal Revenue Office has issued tax infraction notices against the Company and its absorbed companies, and administrative defenses have been filed against such notices.

Based on the opinion of its outside legal counsel, the Company believes that the following is likely to occur: (i) the courts will eventually release the Company from paying this tax; and (ii) even if the rescission action is held valid, it cannot be applied retrospectively to enactment of the law, the reason why the Company has created no provisions for this tax.

If retrospective collection is required (contrary to the opinion of the Company’s outside legal counsel), the Company believes that the possibility of imposing a fine is remote. Accordingly, the amount payable, restated based on Brazil’s SELIC benchmark rate, would be R$ 552,000 (March 31, 2005 – R$ 534,000), net of fine.

18 Tax incentives

(a) Corporate income tax (IRPF)

From calendar year 2002 through 2011, the Company is entitled to reduce by 75% the income tax on the profit from the sale of basic petrochemicals and utilities. The polyethylene and PVC plants at Camaçari are entitled to this same tax benefit up to 2011 and 2013, respectively. The PVC plant in Alagoas is exempt from income tax on the results of its industrial operations until 2008.

Productions of caustic soda, chloride and ethylene dichloride enjoy the benefit of the decrease of 75% of the income tax rate, up to 2012.

At the end of each year, in the case of taxable profit resulting from the benefited operations, the amount of the income tax exemption or reduction is credited to a capital reserve, which can only be used to increase capital or absorb losses. For the 1st half of 2005, the incentive covered R$ 46,381 (1st half of 2004 – R$ 427) of the income tax payable by the Company.

On 14, December 2004, the Board of Directors approved the appropriation of R$ 463,281 from the tax incentive reserve to absorb accumulated losses.

(b) Value-added tax (ICMS)

The Company has ICMS tax incentives granted by the State of Rio Grande do Sul, through the Company Operation Fund - FUNDOPEM, with the purpose of fostering the implementation and expansion of industrial facilities in the State. This incentive is determined based on approved projects and percentages of the amounts of tax payments expected. The amount for the first half of 2005 was R$ 1,180 (no incentive was calculated for the first half of 2004).

19 Shareholders’ equity

(a) Capital

At June 30, 2005, subscribed and paid-up capital is R$ 3,402,968 and comprises 120,860,099 common, 240,860,206 Class A preference and 803,366 Class B preference shares, all nominative and with no par value. On that date, authorized capital comprised 488,000,000 shares, of which 175,680,000 are common, 307,440,000 are Class A preference, and 4,880,000 are Class B preference shares.

In January 2004, due to the merger of Trikem (Note 1(b)), capital was increased by R$ 304,596, through the issue of 8,136,165,484 Class A preference shares, totaling R$ 2,192,018.

In September 2004, in accordance with the Global Offer (Note 1(c)), the Company increased its capital in the amount of R$ 1,210,950, through the issue of 13,455,000,000 Class A preference shares, at the price of R$ 90.00 per thousand shares in Brazil and US$ 31.38 overseas. Accordingly, capital totaled R$ 3,402,968.

On January 15, 2004, in order to maintain the minimum limit related to the proportion between common and preference shares, in accordance with Brazilian Corporate Law, before the merger of Trikem, the conversion of 121,948,261 Class A preference shares into common shares was approved at the Extraordinary General Meeting. Accordingly, on September 17, 2004, before the conpletion of the Global Offer, the conversion of 4,484,963,007 Class A preference shares into common shares was approved at the Extraordinary General Meeting.

From September 2004 to March 2005, in accordance with Article 6 of the by-laws, the conversion of 28,313,178 Class B preference shares into 14,156,589 Class A preference shares was carried out. Accordingly, at March 31, 2005, before the approval of the reverse split (Note 1(d)), capital comprised 30,215,024,848 common shares, 60,215,051,485 Class A preference shares and 200,841,622 Class B preference shares.

For the period ended June 30, 2004, earnings (loss) per share was determined based on the total number of shares then issued. Taking into consideration the share reverse split approved on March 31, 2005, loss per share would be R$ 0,9386.

(b) Share rights

Preference shares are not convertible into common shares and do not carry voting rights, but they have priority to a minimum non-cumulative annual dividend of 6%, depending on the availability of income for distribution. Only Class A preference shares have equal participation with the common shares in the remaining income, and this right exists only after the payment of dividends to the holders of preference shares. Class A preference shares also have equal rights with the common shares to receive stock dividends arising from the capitalization of other reserves. Class B preference shares, subsequent to the expiration of the period of non-transferability established in special legislation, may be converted into Class A preference shares at any time, at the ratio of two Class B preference shares for one Class A preference share.

In the event of liquidation of the Company, the Class A and B preference shares have priority to capital reimbursement.

All shareholders are assured an annual dividend of not less than 25% of the net income of each year, calculated in accordance with Brazilian Corporate Law.

As set forth in the Memorandum of Understanding and Shareholders' Agreement, the Company must distribute dividends of a percentage not less than 50% of available net income of each year, as long as the remaining reserves are sufficient to support efficient operations and business development.

Pursuant to the Eurobonds and MTN contract terms (Notes 14(a) and (c)), the payment of dividends, interest on capital or any other profit sharing amounts is limited to 50% of net income for the year, or 6% of the face value of Class A and B preference shares, whichever is higher.

(c) Treasury shares

At the end of the period, treasury stock comprised 467,347 class A preference shares.

(d) Appropriation of net income

In accordance with the Company’s by-laws, net income for the year, adjusted as provided by Law 6.404/76, will be appropriated as follows: (i) 5% for constitution of the legal reserve, not exceeding 20% of capital; (ii) 25% for payment of non-cumulative mandatory dividends, observing the legal and statutory advantages of the preference shares. When the priority dividend amount paid to the preference shares is equal to or higher than 25% of the net income for the year, calculated in accordance with Article 202 of Brazilian Corporate Law, the full payment of the mandatory dividend is carried out. If there is a remaining mandatory dividend after the payment of the priority dividend, it will be used as follows: i) in the payment to common shares of a dividend up to the limit of the priority dividend of preference shares; ii) if there is a remaining balance in the distribution of an additional dividend to common shares and Class A preference shares, under the same conditions, so as each common share or preference share of this class receives the same dividend.

At the Ordinary General Meeting held on March 31, 2005, the appropriation of R$ 204,178 of net income for the year was approved, as follows: (i) R$ 170,000 distributed as interest on capital as approved by the Administrative Council meeting held on December 14, 2004 and by the Board of Directors’ meeting held on December 31, 2004; and (ii) R$ 34,178 as dividends. The payment of interest on capital and dividends started on April 12, 2005.

Interest on capital was determined based on the shareholding position at December 31, 2004, applying such amount to priority and manadatory dividends for 2004, as prescribed by Law 9,249/95 and Article 44, § 6 of the by-laws.

(e) Statement of changes in shareholders’ equity

		Capital reserves		Revenue reserves			Retained

							earnings
		Tax			Retention	Treasury	(accumulated
	Capital	incentives	Other	Legal	of profits	shares	deficit)	Total

January 1, 2005	3,402,968	344,225	557	34,634	454,551	(1,905)		4,235,030

Tax incentives		47,561						47,561
Net income for the period							627,797	627,797

June 30, 2005	3,402,968	391,786	557	34,634	454,551	(1,905)	627,797	4,910,388

20 Contingencies

(a) Collective bargaining agreement

The Petrochemical, Plastics, Chemicals and Related Companies Employees Union in the State of Bahia (SINDIQU¥MICA) and the Employers’ Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement ("convenção coletiva de trabalho"), given the matter of public policy involved, namely, the adoption of an economic plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ. The employees’ labor union seeks retrospective adjustment of wages and salaries. In December 2002, the STF entertained an appeal from SINPEQ and affirmed an erstwhile decision from the Superior Labor Court (TST), determining that an economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. SINDIQUIMICA appealed this decision. In June 2003, after two STF justices had rendered an unfavorable opinion, judgment was suspended. It was reinstated in May 31, 2005, when the appeal was rejected by unanimous opinion. This decision is pending publication.

Based on the opinion of the Company’s outside legal counsel, Management believes in a favorable outcome for the companies, and no amount was thus provided for in connection with this case.

(b) Preference shareholders

Some holders of Class “B” preferred shares issued by the Company under a tax incentive program claim that they are entitled to profit distribution on a par with the holders of common and Class “A” preferred shares. One of these lawsuits was found against the Company, which prompted Braskem to file a rescission action to vacate such unfavorable ruling; as a result, the courts entered an injunctive relief staying the enforcement of this award until a final and conclusive decision was eventually rendered in the rescission action. On December 11, 2003, the Bahia State Court of Justice held Braskem’s rescission action fully valid, vacating the erstwhile judgment handed down by this same court and rejecting the pleadings of shareholders on account of an express breach of special laws. In June 2004, the shareholders filed a special appeal ("recurso especial") at the Superior Court of Justice (STJ), but it was not cognized by resolution of the Chief Justice of the Bahia State Court of Justice in November 2004; as a result, the shareholders appealed this decision once again at the STJ. In June 2005, a decision not accepting of the shareholders’ appeal was published, and this new decision was also appealed. The Company’s legal counsel believes that the chances of success in this case are high, notably because the Company’s stance is backed by legal opinions from renowned jurists and by court rulings on this specific issue.

(c) Other litigation of the Company

The Company figures as defendant in civil lawsuits filed by a former caustic soda distributor, totaling R$ 172,890 on June 30, 2005 (March 31, 2005 - R$ 170,701). This former distributor seeks redress of damages caused by the Company’s alleged non-fulfillment of the distributor agreement. In reliance on the opinion of outside legal counsel sponsoring the Company in these lawsuits, the Management believes that the cases are likely to be rejected, and for this reason the respective sums have not been provided for.

In the 2nd trimester of 2005, the Petrochemical and Chemicals Companies Employees Union in Triunfo (RS) and Camaçari (BA) lodged labor actions claiming overtime payment. On those lawsuits it has been filed the proper defense and the Management does not expect any loss by the end of its judgment.

As of June 30, 2005, the Company figures as respondent in approximately 1,210 labor claims, including those mentioned above, totaling circa R$ 126,618 (March 31, 2005 - R$ 53,645). Based on the opinion of outside legal counsel, most of these labor claims are likely to be held favorably to the Company and, for this reason, no amounts were provided for in this respect. The cases labeled as a probable loss have been provided for at R$ 7,930 by the Company.

21 Financial instruments

(a) Risk management

Since the Company operates in the national and international markets, obtaining funds for its operations and investments, it is exposed to market risks mainly arising from changes in the foreign exchange and interest rates. The bank accounts, financial investments and other accounts receivable are subject to credit risk. The Company has developed policies and procedures for risk evaluation, report preparation and mathematical models for the monitoring of these risks and possible use of derivatives to decrease these risks.

To cover the exposure to market risk, the Company utilizes various types of currency hedges, some involving the use of cash and others not. The most common types which use cash, as adopted by the Company, are financial applications abroad (Certificates of deposit, securities in U.S. dollars, foreign mutual funds, time deposits and overnight deposits) and put and call options. The types of currency hedge which do not involve the use of cash are swaps of foreign currency for CDI and forwards.

To hedge its exposure to exchange and interest risks arising from loan and financing agreements, the Company adopted, at December 31, 2001, the following methodology: hedging of the principal and interest (on a consolidated basis), falling due in the next 12 months in, at least, (i) 60% of the debt linked to exports (trade finance), except for Advances on Exchange Contracts ("ACCs") of up to six months and Advances on Export Contracts ("ACEs"); and (ii) 75% of the debt not linked to exports (non-trade finance).

(b) Exposure to foreign exchange risks

The Company has long-term loans and financing to finance its operations, including cash flows and project financing. Part of the long-term loans is denominated in foreign currencies (Note 14).

(c) Exposure to interest rate risks

The Company is exposed to interest rate risks on its debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation, while the domestic debt, bearing floating interest rates, is mainly subject to fluctuations in the Long-term Interest Rate (TJLP) and the Interbank Deposit Certificate (CDI) rate and IGPM inflation index.

(d) Exposure to commodities risks

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Since the Company seeks to transfer to its own selling prices the effect of price changes in its raw material, arising from changes in the naphtha international quotation, no financial instruments were used to hedge the prices of this commodity, nor for the other petrochemical commodities sold by Braskem.

(e) Exposure to credit risk

The operations that subject the Company to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivable, exposing the Company to the risk of the financial institution involved. In order to manage the credit risk, the Company keeps its bank accounts and financial investments with large financial institutions.

In relation to customer credit risk, the Company protects itself by performing detailed analyses before granting credit and by obtaining real and personal guarantees, when necessary.

(f) Market value

To determine the estimated market value of financial instruments, the Company uses reserve transaction quotations or public information available in the financial market, as well as valuation methodologies generally accepted and utilized by counterparties. These estimates do not necessarily guarantee that such operations could be realized in the market at the indicated amounts. The use of different market information and/or valuation methodologies could have a significant effect on the estimated market value.

22 Financial income (expenses)

	Jun/05	Jun/04

Financial income (expenses)
Interest income	53,689	85,844
Exchange variation results, net	370,016	(425,195)
Interest on financing/vendor	(239,364)	(361,431)
Financing monetary variation	(112,937)	(231,769)
Monetary and interest variation on taxes and suppliers	(72,465)	(50,437)
Taxes on financial transactions	(49,091)	(64,687)
Financial rebates	(12,327)	(17,393)
Other	(6,692)	7,169

	(69,171)	(1,057,899)

23 Other operating income (expenses), net

	Jun/05	Jun/04

Income (expenses)
Rental of installations	12,938	9,976
Sale of sundry materials	5,290	11,926
Other operating income (expenses), net	1,912	3,324

	20,140	25,226

24 Insurance Coverage

The Company has a broadly-based risk management program designed to provide cover and protection for all assets, as well as possible losses caused by production stoppages, through an "all risks" insurance policy. This policy establishes the amount for maximum probable damage, considered sufficient to cover possible losses, taking into account the nature of the Company’s activities and the advice of insurance consultants. At June 30, 2005, insurance coverage for inventories, property, plant and equipment, and loss of profits of the Company amounts to R$ 4,457,773 per claim, while the total of insured assets amounts to R$ 10,160,217.

25 Shares Traded Abroad - NYSE and LATIBEX

(a) American Depositary Shares (ADS) Program

The Company's ADSs are traded on the New York Stock Exchange (NYSE) with the following characteristics:

.. Type of shares: Class A preference.
.. Each ADS represents 2 shares, traded under the symbol “BAK”.
.. Foreign Depositary Bank: The Bank of New York (“BONY”) – New York branch.
.. Brazilian Custodian Bank: Banco Itaú S.A.

(b) LATIBEX

The Company's Class A preference shares are traded on LATIBEX, the market for Latin American Companies quoted in Euros at the Madrid Stock Exchange. The shares are traded under the symbol "XBRK" and the Brazilian Custodian Bank is Itaú S.A. LATIBEX has adjusted and altered the process for quotation and trading to comply with the new standards that adopted by Bovespa. Accordingly, as from May 16, 2005, the shares will be traded in units.

26 Private pension plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371 of December 13, 2000.

The formation of Braskem involved the integration of six sponsoring companies and three different pension plans managed by Fundação PETROBRAS de Seguridade Social - PETROS ("PETROS"), PREVINOR - Associação de Previdência Privada ("PREVINOR") and ODEPREV - Odebrecht Previdência ("ODEPREV"). In addition to sponrosing different private pension plans, the Company has approximately 800 employees who do not participate in company-sponsored pension plans, as no new benefits were granted to employees since the inception of the Company.

Management ceased to provide benefits to new employees in order to devise a single, legitimate solution for all participants, with a view to protecting the plan participants’ financial assets.

Experts engaged by the Company recommended the following solution, currently in the implementation stage:

· Set up ODEPREV as the sole supplementary pension plan sponsored by the Company, available to all employees, at their option;

· Offer to those employees who do not participate in PETROS and PREVINOR plans the option to participate in ODEPREV, retroactively to August 16, 2002.

In early June 2005, the Company communicated to PETROS and PREVINOR its intended withdrawal as a sponsor effective June 30, 2005. As a result, the entities must prepare the actuarial calculations required to define participants reserves and any amounts to be contributed by the Company in order to settle prior pension plan commitments. Following the completion of actuarial calculations, the proposed withdrawal as a sponsor will be submitted to the approval of the National Superintendency for Supplementary Pension Plans (PREVIC), a Social Security Ministry department in charge of regulating and inspecting private pension plans.

Benefits to retired employees and pensioners will continue to be paid on a regular basis up to completion of the process.

(a) ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

The Board of Trustees of ODEPREV defines each year, in advance, the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits under the Optional Plan, the obligation of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined-contribution plan, it will not be able to require any obligation or responsibility on the part of the sponsoring company to assure minimum levels of benefits to the participants who retire.

Currently, the active participants in ODEPREV total 1,114 (March 31, 2005 – 1,122).

During the first half of 2005, sponsor’s and employees’ contributions amounted to R$ 2,923 (1st half of 2004 - R$ 2,177), and R$ 4,149 (1st half of 2004 - R$ 2,423), respectively.

(b) PETROS

Until June 30, 2005, the Company had a defined benefit plan for former COPENE and CQR – Companhia Química do Recôncavo employees. The plan was managed by PETROS and its main objectives were to: (i) supplement retirement benefits provided by the Government, and (ii) implement social assistance programs with the support of the sponsoring companies. The sponsoring companies and their employees pay monthly contributions to PETROS based on the employees' compensation.

In accordance with CVM Deliberation 371/2000, which approved NPC 26 of IBRACON - "Accounting for Employee Benefits", this pension plan was recently subject to an actuarial valuation in November 30, 2004. This actuarial valuation showed that the present value of liabilities exceeds the fair value of the plan assets by R$ 58,606. This amount is recorded in long-term liabilities under "Private pension plans”.

The amounts determined as of November 30, 2004 are as follows:

1 Present value of actuarial obligation at the end of the period
Benefits to be granted (active employees)	96,279
Benefits granted (retired employees and pensioners)	236,700

332,979
2 Fair value of plan assets at the end of the period	277,646

3 Present value of obligations in excess of assets (1) - (2)	55,333

4 Unrecognized net actuarial gain	3,273

Net actuarial liability (3) + (4)	58,606

Net expenses for the next 12 months
Service cost	7,279
Interest cost – benefits to be granted (active employees)	10,880
Interest cost – benefits granted (retired employees and pensioners)	25,610
Expected return of plan assets	(30,789)
Expected contributions of participants	(3,947)

9,033

Currently, the active and inactive participants in PETROS are as follows:

	Jun/05	Mar/05

Active	743	755
Inactive	795	793

Total participants	1,538	1,548

Based on the actuarial report, additional information on the pension plan managed by PETROS is as follows:

Type of plan	Defined benefit

Method of actuarial valuation	All regulatory benefits
Mortality table	GAM-71
Disability	Álvaro Vindas
Discount rate applied to the actuarial obligations	6% p.a.
Rate of return expected on plan assets	6% p.a.

During the first half of 2005, sponsor’s and participants’ contributions to the plan totaled R$ 2,841 (1st half of 2004 - R$ 3,009), and R$ 1,791 (1st half of 2004 - R$ 1,849), respectively.

(c) PREVINOR

Until June 30, 2005, the Company had a defined contribution plan from employees from Nitrocarbono S.A. (“Nitrocarbono”) and Proppet S.A. (“Proppet”), managed by PREVINOR.

The principal objective of PREVINOR is to supplement retirement benefits provided by the Government. For this purpose, PREVINOR receives monthly contributions from the sponsors and participants, calculated actuarially based on the employees' monthly compensation.

In conformity with CVM Deliberation 371/2000, which approved NPC 26 of IBRACON - "Accounting for Employee Benefits", the pension plan sponsored by the Company was recently subject to an actuarial valuation in November 30, 2004. This actuarial valuation showed that the fair value of plan assets exceeds the present value of benefit liabilities by R$ 55. Since the rules of the defined-contribution plan do not state that this amount can be used to reduce future contributions of sponsors or be reimbursed, the Company did not record these assets.

Currently, the active and inactive participants in PREVINOR are as follows:

	Jun/05	Mar/05

Active	235	240
Inactive	26	27

Total participants	261	267

During the first half of 2005, sponsor’s and participants’ contributions to the plan totaled R$ 621 (1st half of 2004 - R$ 529), and R$ 354 (1st half of 2004- R$ 296), respectively.

27 Raw material purchase commitments

At June 30, 2005, the Company has contractual commitments with Petrobras and Copesul to purchase raw material in the form of contracted demand. Based on these contracts and the average purchase prices for the raw materials in June 2005, these contractual commitments are estimated at R$ 16,826,830, as follows:

Year	Tons	R$

2005	1,807,100	2,305,412
2006	3,614,200	4,610,824
2007	3,437,600	4,170,135
2008	3,261,000	3,729,445
2009 and thereafter	796,500	2,011,014

	12,916,400	16,826,830

In addition to this, the Company has contracts for consumption of electric energy for its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum contractual commitment for consumption amounts to approximately R$ 102,300.

*           *           *

Supplementary information

Statement of cash flows for the first semester of 2005 and 2004,

		Parent company		Consolidated

	Jun/05	Jun/04	Jun/05	Jun/04

Net income (loss) for the period	627,797	(289,796)	633,765	(295,161)
Adjustments to net income (loss) reconciliation
Depreciation, amortization and depletion	408,171	330,749	443,229	363,142
Amortization of goodwill (negative goodwill), net	83,755	108,619	76,135	76,370
Interests in subsidiary and associated companies	(73,056)	(102,547)	(17,383)	(8,226)
Reversal (provision) for loss on investments	(44,711)	(19,457)		(2)
Tax incentives			(18,654)	(21,290)
Exchange variation on investments	(22,623)	24,481	(11,641)	14,627
Gains (losses) on interests in investments and other	2,293	(990)	1,788	(1,544)
Gains (losses) on permanent asset disposals	12	(11)	1,272	481
Interest and monetary and exchange variations, net	(23,529)	940,089	(39,934)	977,261
Minority interest			637	12,805
Deferred income tax	119,929	(295)	119,706	(295)
Other	5,152	(3,505)	2,494	(8,153)

	1,083,190	987,337	1,191,414	1,110,015

Effect of mergers of investments	2	24,993

Financial cash effects	125,011	62,780	119,835	84,112

Cash generation before changes in
operating working capital	1,208,203	1,075,110	1,311,249	1,194,127

Changes in operationg working capital
Trade accounts receivable	(18,921)	(79,496)	36,199	(292,975)
Financial instruments		(4,056)		(4,075)
Inventories	(26,693)	(139,891)	(32,076)	(162,125)
Taxes recoverable	(80,618)	113,144	(92,114)	109,125
Prepaid expenses	19,543	48,448	19,529	49,840
Dividends receivables	151,276	49,176	9,133	1,075
Other receivables	(19,024)	(22,174)	(61,738)	(18,296)
Suppliers	347,720	267,286	531,954	425,914
Taxes, charges and contributions	(17,766)	40,726	(15,314)	54,914
Tax incentives	47,561	427	66,400	23,306
Advances from customers	47,283	(28,783)	28,111	(142,432)
Other payables	(66,529)	(232,231)	(40,511)	(225,064)

Operational cash generation before financial effects	1,592,035	1,087,686	1,760,822	1,013,334

Exclusion of financial cash effects	(125,011)	(62,780)	(119,835)	(84,112)

Operational cash generation	1,467,024	1,024,906	1,640,987	929,222

	Parent company			Consolidated

	Jun/05	Jun/04	Jun/05	Jun/04

Resources from the sale of investments		1,657		1,657
Changes in other investments		15,874		(76,452)
Increase in investment	(117,240)	(14,787)	(15,841)	(14,880)
Increase in property, plant and equipment	(210,828)	(90,807)	(242,769)	(114,110)
Increase to deferred assets	(84,188)	(321,318)	(87,598)	(357,099)

Net cash used in investing activities	(412,256)	(409,381)	(346,206)	(560,884)

Short-term debt
Funds raised	160,844	1,147,334	395,074	1,370,222
Payments	(1,300,636)	(2,330,769)	(1,530,857)	(2,613,807)
Long-term debt
Funds raised	910,774	1,601,304	1,315,094	1,954,742
Payments			(21,991)	(5,624)
Related parties
Funds raised	252,860	(117,050)	1,885	31,790
Payments	(363,705)	(51,612)	(115,799)	(25,455)
Dividends paid to shareholders and minority interest	(203,931)	(2)	(210,172)	95,661
Other			(11,218)	6,757

Net cash provided by financing activities	(543,794)	249,205	(177,984)	814,286

Increase (decrease) in cash and marketable securities	510,974	864,730	1,116,797	1,182,623

Represented by
Cash and marketable securities, at the beginning of the year	1,556,147	423,791	1,796,608	707,239
Cash and marketable securities, at the end of the period	2,067,121	1,288,521	2,913,405	1,889,862

Increase (decrease) in cash and marketable securities	510,974	864,730	1,116,797	1,182,623

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer